Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS 2016

Banco Santander Chile

Santander

Consolidated Financial Statements December 2016 / Banco Santander Chile 2

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2016	2015
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	4	2,279,389	2,064,806
Cash items in process of collection	4	495,283	724,521
Trading investments	5	396,987	324,271
Investments under resale agreements	6	6,736	2,463
Financial derivative contracts	7	2,500,782	3,205,926
Interbank loans, net	8	272,635	10,861
Loans and accounts receivables from customers, net	9	26,113,485	24,535,201
Available for sale investments	10	3,388,906	2,044,411
Held to maturity investments		-	-
Investments in associates and other companies	11	23,780	20,309
Intangible assets	12	58,085	51,137
Property, plant, and equipment	13	257,379	240,659
Current taxes	14	-	-
Deferred taxes	14	372,699	331,714
Other assets	15	840,499	1,097,826
TOTAL ASSETS		37,006,645	34,654,105
LIABILITIES
Deposits and other demand liabilities	16	7,539,315	7,356,121
Cash items in process of being cleared	4	288,473	462,157
Obligations under repurchase agreements	6	212,437	143,689
Time deposits and other time liabilities	16	13,151,709	12,182,767
Financial derivative contracts	7	2,292,161	2,862,606
Interbank borrowing	17	1,916,368	1,307,574
Issued debt instruments	18	7,326,372	5,957,095
Other financial liabilities	18	240,016	220,527
Current taxes	14	29,294	17,796
Deferred taxes	14	7,686	3,906
Provisions	20	308,982	329,118
Other liabilities	21	795,785	1,045,869
TOTAL LIABILITIES		34,108,598	31,889,225
EQUITY

Attributable to the Bank’s shareholders:		2,868,706	2,734,699
Capital	23	891,303	891,303
Reserves	23	1,640,112	1,527,893
Valuation adjustments	23	6,640	1,288
Retained earnings		330,651	314,215
Retained earnings from prior years		-	-
Income for the period		472,351	448,878
Minus: Provision for mandatory dividends	23	(141,700)	(134,663)
Non-controlling interest	25	29,341	30,181
TOTAL EQUITY		2,898,047	2,764,880

TOTAL LIABILITIES AND EQUITY		37,006,645	34,654,105

Consolidated Financial Statements December 2016 / Banco Santander Chile 3

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the years ended

		For the years ended December 31,
		2016	2015
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	26	2,137,044	2,085,988
Interest expense	26	(855,678)	(830,782)

Net interest income		1,281,366	1,255,206

Fee and commission income	27	431,184	402,900
Fee and commission expense	27	(176,760)	(165,273)

Net fee and commission income		254,424	237,627

Net income (expense) from financial operations	28	(367,034)	(457,897)
Net foreign exchange gain (loss)	29	507,392	603,696
Other operating income	34	18,299	15,642

Net operating profit before provision for loan losses		1,694,447	1,653,974

Provision for loan losses	30	(343,286)	(413,694)

NET OPERATING PROFIT		1,351,161	1,240,280

Personnel salaries and expenses	31	(395,133)	(387,063)
Administrative expenses	32	(226,413)	(220,531)
Depreciation and amortization	33	(65,359)	(53,614)
Impairment of property, plant, and equipment	33	(234)	(21)
Other operating expenses	34	(85,198)	(54,197)

Total operating expenses		(772,337)	(715,426)

OPERATING INCOME		578,824	524,854

Income from investments in associates and other companies	11	3,012	2,588

Income before tax		581,836	527,442

Income tax expense	14	(107,120)	(75,301)

NET INCOME FOR THE YEAR		474,716	452,141

Attributable to:
Equity holders of the Bank		472,351	448,878
Non-controlling interest	25	2,365	3,263

Earnings per share attributable to equity holders of the Bank :
(expressed in Chilean pesos)
Basic earnings	23	2.507	2.382
Diluted earnings	23	2.507	2.382

Consolidated Financial Statements December 2016 / Banco Santander Chile 4

Banco Santander Chile and Subsidiaries
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
For the years ended

		December 31,
		2016	2015
	NOTE	MCh$	MCh$

NET INCOME FOR THE YEAR		474,716	452,141

OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Available for sale investments	10	14,468	(28,777)
Cash flow hedge	23	(6,338)	(2,099)

Other comprehensive income which may be reclassified subsequently to profit or loss, before tax taxes		8,130	(30,876)

Income tax related to items which may be reclassified subsequently to profit or loss	14	(1,975)	6,462

Other comprehensive income for the year which may be reclassified subsequently to profit or loss, net of tax		6,155	(24,414)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		480,871	427,727

Attributable to:
Equity holders of the Bank		477,703	424,566
Non-controlling interests	25	3,168	3,161

Consolidated Financial Statements December 2016 / Banco Santander Chile 5

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2016 and 2015

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2014	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	-	550,331	(165,099)	2,609,896	33,083	2,642,979
Distribution of income from previous period	-	-	-	-	-	-	550,331	(550,331)	-	-	-	-
Equity as of January 1, 2015	891,303	1,309,985	(2,224)	21,680	10,725	(6,805)	550,331	-	(165,099)	2,609,896	33,083	2,642,979
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Own shares transactions	-	-	-	-	-	-	(330,199)	-	165,099	(165,100)	-	(165,100)
Transfer of retained earnings to reserves	-	220,132	-	-	-	-	(220,132)	-	-	-	(6,063)	(6,063)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(134,663)	(134,663)	-	(134,663)
Subtotal	-	220,132	-	-	-	-	(550,331)	-	30,436	(299,763)	(6,063)	(305,826)
Other comprehensive income	-	-	-	(28,645)	(2,099)	6,432	-	-	-	(24,312)	(102)	(24,414)
Income for the year	-	-	-	-	-	-	-	448,878	-	448,878	3,263	452,141
Subtotal	-	-	-	(28,645)	(2,099)	6,432	-	448,878	-	424,566	3,161	427,727
Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880

Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880
Distribution of income from previous period	-	-	-	-	-	-	448,878	(448,878)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	448,878	-	(134,663)	2,734,699	30,181	2,764,880
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-
Own shares transactions	-	-	-	-	-	-	(336,659)	-	134,663	(201,996)	-	(201,996)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	(4,008)	(4,008)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(141,700)	(141,700)	-	(141,700)
Subtotal	-	112,219	-	-	-	-	(448,878)	-	(7,037)	(343,696)	(4,008)	(347,704)
Other comprehensive income	-	-	-	13,414	(6,338)	(1,724)	-	-	-	5,352	803	6,155
Income for the year	-	-	-	-	-	-	-	472,351	-	472,351	2,365	474,716
Subtotal	-	-	-	13,414	(6,338)	(1,724)	-	472,351	-	477,703	3,168	480,871
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047

	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

Year 2014 (Shareholders Meeting April 2015)	550,331	220,132	330,199	60	188,446,126,794	1.752

Consolidated Financial Statements December 2016 / Banco Santander Chile 6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		As of December 31,
		2016	2015
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR		474.716	452,141
Debits (credits) to income that do not represent cash flows		(1.079.258)	(959,238)
Depreciation and amortization	33	65.359	53,614
Impairment of property, plant, and equipment	33	234	21
Provision for loan losses	30	421.585	481,834
Mark to market of trading investments		(2.682)	(3,001)
Income from investments in associates and other companies	11	(3.012)	(2,588)
Net gain on sale of assets received in lieu of payment	34	(13.535)	(11,658)
Provision on assets received in lieu of payment	34	9.246	7,803
Net gain on sale of controlled companies	11	-	-
Net gain on sale of property, plant, and equipment	34	(2.017)	(397)
Charge off of assets received in lieu of payment	34	15.423	9,327
Net interest income	26	(1.281.366)	(1,255,206)
Net fee and commission income	27	(254.424)	(237,627)
Debits (credits) to income that do not represent cash flows		5.112	45,406
Changes in deferred taxes	14	(39.180)	(46,766)
Increase/decrease in operating assets and liabilities		1,356,832	1,205,290
(Increase) of loans and accounts receivables from customers, net		1,643,744	(2,083,854)
(Increase) decrease of financial investments		1,417,211)	(57,731)
Decrease due to resale agreements (assets)		(4,273)	2,463
(Increase) decrease of interbank loans		(261,774)	(1,057)
Decrease (increase) of assets received or awarded in lieu of payments		18,238	4,157
Increase of debits in customers checking accounts		268,695	744,863
Increase of time deposits and other time liabilities		968,942	1,768,827
(Decrease) increase of obligations with domestic banks		365,436	(66,006)
Increase of other demand liabilities or time obligations		(85,502)	130,763
Increase (decrease) of obligations with foreign banks		243,355	142,069
(Decrease) of obligations with Central Bank of Chile		3	(90)
(Decrease) increase of obligations under repurchase agreements		68,748	(248,437)
Increase in other financial liabilities		19,489	15,402
Net increase of other assets and liabilities		263,937	(1,254,822)
Redemption of letters of credit		(16,606)	(26,720)
Issuance under mortgage bonds program		-	-
Senior bond issuances		3,537,855	878,389
Redemption of mortgage bonds and payments of interest		(5,492)	(5,343)
Redemption of senior bonds and payments of interest		(2,499,271)	(231,972)
Interest received		2,137,044	2,093,028
Interest paid		(855,678)	(836,544)
Dividends received from investments in other companies	11	217	278
Fees and commissions received	27	431,184	402,900
Fees and commissions paid	27	(176,760)	(165,273)
Total cash flow provided by operating activities		752,290	698,193

Consolidated Financial Statements December 2016 / Banco Santander Chile 7

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		For the years ended December 31,
		2016	2015
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(62,356)	(65,111)
Sales of property, plant, and equipment	13	560	121
Purchases of investments in associates and other companies	11	(1,123)	(302)
Sales of investments in associates and other companies		-	-
Purchases of intangible assets	12	(27,281)	(27,573)
Total cash flow (used in) provided by investment activities		(90,200)	(92,865)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(348,787)	(340,596)
Issuance of subordinate bonds		-	-
Redemption of subordinated bonds and payments of interest		(12,128)	(10,397)
Dividends paid		(336,659)	(330,199)
From non-controlling interest financing activities		(4,008)	-
Dividends and/or withdrawals paid		(4,008)	-
Total cash flow (used in) financing activities		(352,795)	(340,596)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		309,295	264,732

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(150,266)	203,436

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,327,170	1,859,002

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	2,486,199	2,327,170

	For the years ended December 31,
Reconciliation of provisions for the Consolidated Statements	2016	2015
of Cash Flows for the years ended	MCh$	MCh$

Provision for loan losses for cash flow purposes	421,584	481,834
Recovery of loans previously charged off	(78,298)	(68,140)
Provision for loan losses - net	343,286	413,694

Consolidated Financial Statements December 2016 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2016 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67.18% of the Bank’s shares.

a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in article 15 states that, the banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS). In the event of discrepancies between the IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

For purposes of these financial statements we use certain terms and conventions. References to “US$” for currencies, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan or renminbi, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Other Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the Period. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable form.

b) Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2016 and 2015 and for the two years in the period ending December, 2015, incorporate the financial statements of the entities over which the bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

Consolidated Financial Statements December 2016 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	potential voting rights held by the Bank, other vote holders or other parties;
•	rights arising from other agreements; and
•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and in the Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies.

All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Group’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statements of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interests” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of December 31,
		Incorporation	2016			2015
		and	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada (*)	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the can be seen in Note 25 – Non-controlling interest.

(*) On June 19, 2015, Santander Corredores de Bolsa Limitada, our stock broker company has changed its corporate structure to limited liability company. This situation was informed to SVS through an “essential fact” in accordance with the Law 18.045 articles 9° and 10°, and General Regulation (NCG) N°16 and N°30.

Consolidated Financial Statements December 2016 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

During 2015 Multinegocios S.A. (management of sales force), Servicios Administrativos y Financieros Limitada (management of sales force) and Multiservicios de Negocios Limitada (call center) have ceased rendering sales services to the Bank and the Bank no longer controls their relevant activities. Therefore as of June 30, 2015 these entities have been excluded from the consolidation perimeter.

iii.	Associates

Associates are those entities over which the Bank has the capacity to exert significant influence, but not control or joint control. Usually, this capacity manifests itself in a stake equal to or greater than 20% of the entity's voting rights and is valued by the "equity method".

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of	As of December 31,
		incorporation	2016	2015
Associates	Main activity	and operation	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	14.93	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	11.11

In the case of Nexus S.A. and Cámara Compensación de Pagos de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

Servicios de Infraestructura de Mercado OTC S.A. is considered an associate due to the Bank’s executives being actively involved in the management of the company, including the organization and structuring of this company from the point of incorporation, therefore exercising significant influence over this company.

During the last quarter of 2016 a transaction took place through which Banco Penta ceded to Banco Santander a portion of its participation in the companies "Sociedad Operadora de la Cámara de Compensación de pago de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A." with which the Bank's share has increased to 14.93% and 12.07% respectively.

During the third quarter of 2016 a transaction took place through which Deutsche Bank ceded to Banco Santander a Portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A." and " Servicios de Infraestructura de Mercado OTC S.A.” with which the Bank's share has increased to 14.84% and 11.93% respectively.

Consolidated Financial Statements December 2016 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In the Extraordinary Shareholders meeting held on April 21, 2016, Transbank S.A. agreed to increase the capital of the company by capitalizing the accumulated profits, through the issuance of shares released payment, and placement of shares of payment for $ 4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $ 1 billion. Previously, in April 2015, Transbank S.A. agreed to a capital increase at an Extraordinary Shareholders' meeting and Banco Santander Chile subscribed to this agreement, maintaining its 25% stake.

In October 2015, HSBC Bank Chile sold its ownership share in Cámara de Compensación de Pagos de Alto Valor S.A. to Banco Santander Chile, increasing our participation to 14.23%.

iv.	Share or rights in other companies

Such entities represent those over which the Bank has no control or significant influences and are presented in this category. These holdings are shown at acquisition value less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of the profit and loss and net assets, of which the Bank does not own directly or indirectly. It is presented separately within the Consolidated Statement of Income, and within equity in the Consolidated Statement of Financial Position, separately from shareholders' equity.

In the case of Entities controlled through other considerations, 100% of its Results and Equity is presented in non-controlling interest, because the Bank only has control over these, but does not have a stake.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions: An operating segment is a component of an entity:

Consolidated Financial Statements December 2016 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank makes transactions in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. representative of the month end reported; the rate used was Ch$666.00 per US$1 as of December, 2016 (Ch$707.80 per US$1 as of December, 2015).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments “at fair value through profit or loss (FVTPL), ‘held to maturity' investments, ‘available for sale investments' (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchase or sale are purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not a fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Consolidated Financial Statements December 2016 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified as at fair value through profit or loss.

Financial assets at FVTPL - Trading investments

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

·	it has been acquired principally for the purpose of selling it in the near term; or
·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
·	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘net profit (loss) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Consolidated Financial Statements December 2016 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivable from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item.

-	Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investments under resale agreements: includes balances of financial instruments purchased under resale agreement.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 7 to the Consolidated Financial Statements.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets with fixed or determinable payments, that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is derecognized in the Bank´s statement of financial position.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Consolidated Financial Statements December 2016 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities ‘at FVTPL' or ‘other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

·	it has been incurred principally for the purpose of repurchasing it in the near term; or
·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or
·	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
·	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘net profit (loss) from financial operations' line item.

Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the Consolidated Statements of Financial Position:

-	Deposits and other on- demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this represents domestic transactions in the process of transfer through a central domestic clearing house or international transactions which may be delayed in settlement due to timing differences, etc.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. In accordance with the applicable regulation, the Bank does not record instruments acquired under repurchase agreements.

Consolidated Financial Statements December 2016 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 7.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial instruments and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. A fair value measurement is for a particular asset or liability. Therefore, when measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Consolidated Financial Statements December 2016 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price, if for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives, whose underlying is an equity instrument that are settled by delivery of those instruments, are measured at acquisition cost adjusted for any related impairment loss.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

Consolidated Financial Statements December 2016 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main techniques used as of December 31, 2016 and 2015 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks,
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);
b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Consolidated Financial Statements December 2016 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the hybrid contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Trading investments portfolio”.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

Consolidated Financial Statements December 2016 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and these adjustments are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Income. Instead, they are reported as part of the complementary information thereto and as memorandum accounts (Note 26). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e., payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses on financial assets and liabilities are recognized when they are earned.

Consolidated Financial Statements December 2016 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statement of Income over the term of the loan.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

Consolidated Financial Statements December 2016 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

Consolidated Financial Statements December 2016 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivables from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and other expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale except in the case of excess of proceeds over fair value, which difference is amortized over the period of use of the asset. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

Consolidated Financial Statements December 2016 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights or are separable. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i. Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii. Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii. Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv. Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models and risk assessment approved by the Board of Directors.

The Bank performs an assessment of the risk associated with loans and accounts receivable from customers to determine their allowance for loan losses as described below:

-	Individual assessment - represents the case where the Bank assesses a debtor as individually significant, or when he/she cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

Consolidated Financial Statements December 2016 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

-	Group assessment - a group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. For this purpose, the Bank implemented the standard model for housing loans, established in Circular No. 3,573 (and modified by Circular No. 3,584) and the internal models for Consumer and Commercial Placements.

The models used to determine credit risk allowances are described as follows:

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns a risk category to each debtor, their contingent loans and loans. These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity. There exists reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited capacity to settle short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans from which repayment is considered remote. This portfolio consists of debtors that demonstrate a reduced or null payment capacity with signs of a possible bankruptcy, debtors who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Consolidated Financial Statements December 2016 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the guarantees. The exposure of each category is determined by calculating the total balance in each portfolio (A1 to B4) and applying the expected loss rate. In the case of collateral, the Bank must demonstrate that the value assigned to that deduction reasonably reflects the value it would derive from the disposal of the capital goods or instruments. In the case of substitution of credit risk of the debtor for the credit quality of the guarantor or guarantor, this methodologist will only be applicable when the guarantor or guarantor is a qualified entity in some category comparable to investment grade by a local or international recognized classification firm by the SBIF. In no case, the guaranteed amounts can be deducted from the amount of exposure, applicable procedure only when dealing with financial or real guarantees.

Notwithstanding the foregoing, the Bank shall maintain a minimum percentage of provisions of 0.5% over placements and contingent loans of the normal portfolio.

Impaired Portfolio

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors who at the end of a month present a delay equal to or greater than 90 days in the payment of interest or capital of any credit. It will also include debtors who are granted a credit to leave an operation that was more than 60 days behind in their payment, as well as to those debtors who have been subject to forced restructuring or partial forgiveness of a debt.

The non-performing portfolio will be excluded from: a) home mortgage loans, whose delinquency is less than 90 days; And, b) credits for financing higher studies of Law No. 20.027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

For purposes of constituting provisions on the portfolio in default, a loss rate is first determined, deducting the amounts recoverable through the execution of guarantees and the present value of recoveries obtained through actions of net collection of associated expenses.

Once the expected loss range is determined, the respective provision percentage is applied to the exposure amount comprising the loans plus the contingent loans of the same debtor.

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

II.	Allowances for group assessments

Group evaluations are used to approximate allowances required for loans with low balances related to individuals and small companies.

In order to determine the provisions, group evaluations require the formation of credit groups with homogeneous characteristics as to the type of conditions and conditions agreed, in order to establish, through technically sound estimates and prudential criteria, both the payment behavior of the group and of the recoveries of his unfulfilled credits. For use based on debtor characteristics, payment history, outstanding loans and delinquency among other relevant factors.

Consolidated Financial Statements December 2016 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes individually non-significant commercial loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk which in this case is a default of 90 or more. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, for the purposes of establishing provisions associated with housing loans, the Bank shall recognize minimum provisions in accordance with the standard method established by the SBIF for this type of loans, which correspond to a minimum prudential basis, Which does not exempt the Bank from its responsibility to have its own methodologies for the purpose of determining sufficient provisions to safeguard the credit risk of said portfolio.

Standard method of provisions for mortgage credits for housing

As of January 1, 2016, and in accordance with SBIF Circular No. 3,573, the Bank began to apply the standard method of provisions for home mortgage loans, according to this method the applicable expected loss factor on the amount of mortgage loans for housing, will depend on the delinquency of each loan and the ratio, at closing of each month, between the amount of the unpaid capital of each loan and the value of the mortgage guarantee (PVG) that protects it.

The applicable provisioning factor for bad debt and PVG is as follows:

Section PVG*	Days past due at end of the month	0	1-29	30-59	60-89	Non-Performance portfolio
	PI(%)	1,0916	21,3407	46,0536	75,1614	100
PVG≤40%	PDI(%)	0,0225	0,0441	0,0482	0,0482	0,0537
	PE(%)	0,0002	0,0094	0,0222	0,0362	0,0537
	PI(%)	1,9158	27,4332	52,0824	78,9511	100
40%<PVG≤80%	PDI(%)	2,1955	2,8233	2,9192	2,9192	3,0413
	PE(%)	0,0421	0,7745	1,5204	2,3047	3,0413
	PI(%)	2,5150	27,9300	52,5800	79,6952	100
80%<PVG≤90%	PDI(%)	21,5527	21,6600	21,9200	22,1331	22,2310
	PE(%)	0,5421	6,0496	11,5255	17,6390	22,2310
	PI(%)	2,7400	28,4300	53,0800	80,3677	100
PVG>90%	PDI(%)	27,2000	29,0300	29,5900	30,1558	30,2436
	PE(%)	0,7453	8,2532	15,7064	24,2355	30,2436

(*) PVG: Unpaid loan capital / Mortgage guarantee value.

In the event that the same debtor maintains more than one mortgage loan for the home with the bank and one of them present 90 days or more, all of these loans will be allocated to the non-performing portfolio, calculating provisions for each of them according to their respective percentages of PVG.

In the case of mortgage loans for housing linked to housing and subsidy programs in the State of Chile, provided that they have contractual coverage with the insurance provided by the latter, the percentage of provision may be weighted by a loss mitigation factor (MP), which depends on the PVG percentage and the housing price in the deed of purchase (V).

Consolidated Financial Statements December 2016 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits described below so as to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or the situation of a specific economical sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

The Bank has not recorded provisions for this concept as of December 31, 2016.

As of December 31, 2015 the Bank recorded additional loan provisions for an amount of $35,000 million in the income statement for the year, presented in Note 20 Provisions.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and accounts receivable from customers, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan operations, including any future payments due in the case of installments loans or leasing operations (for which partial charge-offs do not exist).

Charge-offs are always recorded with a charge to credit risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason of the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off within Provision for loan losses at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any receipt of payment for “Loans and accounts receivable from customers” previously charged-off will be recognized as a recovery within “Provision for loan losses” in the Consolidated Statement of Income.

Any payment agreement of an already charged-off loan will not give rise to income—as long as the operation is still in an impaired status—and the effective payments received are accounted for as a recovery from loans previously charged-off. Upon recovery of previously charged-off balances, the renegotiated loans will be recognized as an asset and the associated income as a recovery of loan loss within the “Provision for loan losses”.

Consolidated Financial Statements December 2016 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Consolidated Financial Statements December 2016 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Loans are charged-off when the contract rights over cash flow expire, however, in the case of loans and account receivables from customers the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the SBIF Compendium of Accounting Regulations. Charge-offs are recorded as a reduction of the provision for loan losses. The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses (Notes 8, 9 and 30)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 33)
-	The useful lives of tangible and intangible assets (Notes 12, 13 and 33)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 10 and 37)
-	Commitments and contingencies (Note 22)
-	Current and deferred taxes (Note 14)

t)	Non-current assets held for sale

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

As of December 31, 2016 and 2015 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to income for the period, under “Provision for loan losses”.

These assets are subsequently measured at the lower between the initial carrying amount and net realizable value less cost to sell (assuming a forced sale), which correspond to fair value (liquidity value determined through independent appraisal) less cost to sell. The difference is charged to income for the period, under “Other operating expenses”.

At least once a year, the Bank performs an analysis to review the “cost to sell” of assets received or awarded in lieu of payments. As December 31, 2016 the average cost to sell has been determined at 5.1% over appraisal value (5.0% as of December 31, 2015).

In general, it is estimated that these assets will be disposed of within one year from the date of award. In compliance with the provisions of Article 84 of the General Banking Law, those assets that are not sold within said are punished in a single installment.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2016 and 2015 the Bank did not have any instruments that generated dilution.

Consolidated Financial Statements December 2016 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers”, “Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”.

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 31, 2016 and 2015 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity with offset to Provisions.

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

a.	Aimed at the Bank’s management
b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

To determine the present value of the defined benefit obligation and the current service cost, the method of projected unit credit is used.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;

(c) changes in the effect of the asset ceiling.

Consolidated Financial Statements December 2016 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise insurance policies taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the service cost and the net interest in the Personnel wages and expenses on the Consolidated Statement of Income. In accordance with plan’s structure, it does not generate actuarial gains and losses, its performance is known and fixed during the period, so there is no change in the asset ceiling; given the above, no amount is recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii. Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.   Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement of the period.

z)	New accounting pronouncements

I. Adoption of new accounting standards and instructions issued by both the SBIF and by the IASB:

At the date of issuance of these Consolidated Statement of Financial Position, the new accounting pronouncements issued by the SBIF and by the IASB, which have been fully adopted by the Bank, are detailed below:

1.	Accounting regulations issued by the SBIF

Circular No. 3,573, Compendium of Accounting Standards. Chapters B-1, B-2 and E. Establishes the standard method for residential mortgage loans to be applied from 2016 - This circular issued on December 30, 2014 establishes the standard method of provisions for residential mortgage loans that are applied as of January 1, 2016, and also complements and requires instructions on provisions and credits that make up the portfolio deteriorated. In addition, the SBIF has issued Circular No. 3,584 and 3,598, which amend and complement Chapter B-1 of the Compendium of Accounting Standards. The application of these regulations generated an effect on results of $ 35,000 million, see Notes 1p and 30.

Circular N°3.583, issued on May 25, 2015 by the SBIF, modifies Chapter 3 of the Compendium of Accounting Standards. The amendments establish a new classification of loans for higher education, within Commercial Loans. This new classification will include:

-	Loans for higher education according to Law 20.027
-	Loans with CORFO guarantees (CORFO is the Chilean Economic Development Agency)
-	Other higher education loans

These modifications applied to the information referred to January 1, 2016. The Bank’s Management has considered that the implementation of these modifications will not have material impact on the consolidated financial statements of the Bank.

Consolidated Financial Statements December 2016 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Circular No. 3.601, Compendium of Accounting Standards. Chapter C-3. Additional information. Adds instructions to report losses related to operational risk events - Through this circular issued on February 18, 2016, the SBIF requested banks to report losses incurred in relation to the quantification of operational risk and the identification of Expositions following the guidelines of Basel, for it incorporated codes to the complementary information that must be sent monthly.

The new instructions will be applied for the first time for the MC1 and MC2 files referred to as of March 31, 2016, including the modifications introduced by Circular No. 3,602.

The Bank implemented the instructions of said circulars, which had no material impact on the Bank's Consolidated Financial Statements.

Circular No. 3,604 Banks. Compendium of Accounting Standards. Chapter B-3. Modifies the percentage of credit equivalent for freely available credit lines - Through this circular issued on March 29, 2016, the SBIF concluded that the credit equivalent for freely available lines, when the debtor does not maintain credits In default, can be set at 35% of the amount available. This change began to take effect in May 2016. The Bank implemented the instructions in the circular, which had no material impact on the Bank's Consolidated Financial Statements.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 14, Deferred Regulatory Accounts - On January 30, 2014, the IASB published IFRS 14, this specific standard disclosure requirements for deferred regulatory accounting balances generated from entities that provide goods and services to customers at a price or rate established by a normative. The regulations require:

- limited changes to the accounting policies that the company applied under its old GAAP for deferred regulatory accounting balances;

- disclosing that the amounts recognized in the entity's financial statements generated by tax regulations were identified and explained;

- reveal that it helps users of the financial statements to understand the uncertain amounts, timing and future cash flows from any deferred regulatory accounting balances.

This standard is effective for entities applying IFRS for the first time in periods beginning after January 1, 2016. This rule had no impact on the Bank.

Amendments to IFRS 11 - Accounting for Acquisitions of Shares in Joint Ventures - On May 6, 2014, the IASB published this amendment, which clarifies the accounting of acquisitions of a participation in a joint venture when the transaction constitutes a business. Modifies IFRS 11 Joint Arrangements to require an entity that acquires a shareholding in a joint transaction in which the business activity constitutes a:

- apply all business combinations that represent the principles of IFRS 3 and other standards, except for those principles that conflict with the guidance in IFRS 11.

- disclose the information required by IFRS 3 and other standards for business combinations.

The amendments are effective for periods beginning on or after January 1, 2016. Early application is permitted but this will require disclosure. Modifications are applied prospectively. This change had no impact on the Bank.

Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization - On May 12, 2014, the IASB published this amendment, which clarifies how to calculate the depreciation and amortization of property, plant and equipment and assets Intangibles. They are effective for annual periods beginning on or after 1 January 2016 but are Allows for its early application. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Amendments to IAS 27 - Modification to the equity method in the individual financial statements - On August 12, 2014, IASB published this amendment, which reinstalls the proportional equity value as an option to value investments in subsidiaries, joint ventures and associates in the states Of a company.

This rule is effective for periods beginning after January 1, 2016. Early application is permitted but this will require disclosure. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Consolidated Financial Statements December 2016 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendments to IAS 1 - Disclosure Initiative - On December 18, 2014, the IASB added an initiative in the disclosure of its 2013 work program to complement the work done in the Draft Framework Project. The initiative consists of a series of smaller projects that aim to study the possibilities to see how to improve the presentation and disclosure of principles and requirements of existing standards. These amendments are effective for annual periods beginning on or after 1 January 2016, their early application is permitted. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 - Investment Entities: Application of the Consolidation Exemption - On December 18, 2014, the IASB published these amendments to address issues that have arisen in the context of the application of the Consolidation of investment entities. These amendments are effective for annual periods beginning on or after January 1, 2016, their early application is permitted. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Annual Improvements, cycle 2012-2014 - On September 25, 2014, the IASB issued this document, which covers four normative bodies.

- IFRS 5, Non-current Assets Held for Sale and Discontinued Operations: it adds specific guidance in cases where an entity reclassifies an asset from held for sale to held for distribution or vice versa, and cases in which those held for distribution are Accounted for as discontinued operations.

- IFRS 7, Financial Instruments: Disclosure: adds guidance to clarify whether a service contract amounts to a continuous involvement in an asset transfer for the purpose of determining the required disclosures.

- IAS 19, Employee Benefits: clarifies that high-quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefit paid.

- IAS 34, Interim Financial Reporting: clarifies the meaning of "elsewhere in the interim report" and requires cross-reference.

Modifications are effective for annual periods beginning on or after January 1, 2016, advance application is permitted. The implementation of these improvements had no material impact on the Bank's consolidated financial statements.

II. New accounting standards and instructions issued by both the SBIF and by the IASB that have not come into effect as of December 31, 2016

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF standards, which were not mandatory as of December 31, 2016. Although in some cases the application is permitted by the IASB, the Bank has not made its application on that date.

1. Accounting Standards issued by the SBIF

Circular No. 3,615. Compendium of Accounting Standards. Chapter C-2. Report on the revision of the interim financial information - The circular issued on December 12, 2016, for the purpose to increase the level of transparency of the financial information provided by the banks, therefore, the SBIF has considered relevant that from the Year 2017, the financial statements referred to June 30 will be subject to a review report of the interim financial information issued by its external auditors in accordance with NAGA No. 63, AU930, or its international equivalent, SAS No. 122, Section AU-C 930, which must be sent to the SBIF on the same day of publication, or the immediately preceding or following bank business day.

If a bank does not have the necessary information to prepare financial statements with its respective notes within the period established in the law, it shall at least publish and send to the SBIF the Statement of Financial Position and Income Statement, adding a note with the date Available, although they must be available within the first next month.

In the case of the financial statements referred to as of June 30, banks must send the external auditors' review report by August 15.

Consolidated Financial Statements December 2016 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2. Accounting Standards issued by the IASB

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in full on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of the financial assets. Financial assets are measured at amortized cost or fair value. Only financial assets that are classified as measured at amortized cost will be tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments.

The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also replicated the guidance on the derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39 The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance in IFRS 9 on the classification and measurement of financial assets has not changed from those in IAS 39. In other words, financial liabilities will continue to be measured at amortized cost or at fair value through profit or loss. The concept of derivatives bifurcation incorporated in a contract for a financial asset has not changed either. Financial liabilities held for trading will continue to be measured at fair value through profit or loss, and all other financial assets will be measured at amortized cost unless the fair value option is applied using the criteria currently in IAS 39.

Notwithstanding the above, there are two differences with respect to IAS 39:

- Presentation of the effects of changes in fair value attributable to the credit risk of a liability; y

- The elimination of the exemption of cost for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued Compulsory Application Date of IFRS 9 and Transition Disclosures, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Amendments subsequent to this standard have modified the effective date of this standard for annual periods beginning on January 1, 2018. The Administration, in accordance with what is established by the SBIF, will not apply this rule in advance, nor will it be applied as long as the aforementioned superintendency does not provide it as a mandatory standard for all banks.

IFRS 9, Financial Instruments - hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39 - On November 19, 2013, the IASB issued this amendment, which includes a new general model of hedge accounting, which is more closely aligned With risk management, delivering more useful information to the users of the financial statements. On the other hand, requirements related to the fair value option for financial liabilities were changed to address own credit risk, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a Unless the liability is held for trading; Early adoption of this amendment is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force at the end of the draft IFRS 9, likewise allowing its adoption. Management is evaluating the potential impact of adopting these amendments with regard to IFRS 7 and IAS 39, since those referred to IFRS 9 by express provision of the SBIF will not apply as long as the aforementioned superintendency does not provide it as a standard of Compulsory use for all banks.

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published IFRS 9 - Financial Instruments, this final document includes the rules already issued together with a new expected loss model and small modifications to the requirements of classifications and measurement for the Financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive income for certain debt instruments. It also includes additional guidance on how to apply the business model and evidence of contractual cash flow characteristics.

Consolidated Financial Statements December 2016 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

This rule is effective for periods beginning after January 1, 2018. Early application is permitted. The Administration, in accordance with what is established by the SBIF, will not apply this rule in advance, nor will it be applied as long as the aforementioned superintendence does not provide it as a mandatory standard for all banks.

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity's contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Clients and SIC 31 Revenue - Exchange of Advertising Services.

This rule was initially effective as of January 1, 2017, however, the IASB has deferred its entry into force for annual periods beginning on or after January 1, 2018. Early application is permitted. Management is evaluating the potential impact of adopting this standard.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of assets between an Investor and its associate or joint venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the profits and losses recognized in a transaction involving To an associate or joint venture, and that it depends on whether the asset sold or contribution constitutes a business. Therefore, IASB concluded that all of the gains or losses must be recognized against loss of control of a business. In addition, gains or losses arising from the sale or contribution of a non-business subsidiary (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015, the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" postponing indefinitely the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application allowed if IFRS 15 "Customer contract income" is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IAS 12 Recognition of deferred tax assets related to unrealized losses - On January 19, 2016, the IASB issued this amendment to clarify the recognition of deferred assets related to debt instruments measured at fair value due to different recognition practices Of deferred assets, it is clarified that:

- Unrealized losses on debt instruments measured at fair value and measures at cost for tax purposes generate a deductible temporary difference regardless of whether the holder of the debt instrument expects to recover the book value of the debt instrument by sale or use .

- The book value of an asset does not limit the estimate of probable taxable profits.

- The estimate of future taxable income excludes tax deductions from the reverse of deductible temporary differences.

This legislation is applicable as of January 1, 2017. The Administration is evaluating the potential impact of the adoption of this legislation.

Amendment to IAS 7 Statement of Cash Flow. Disclosure Initiative - This amendment issued on January 29, 2016 improves the information provided to users of the financial statements related to the entities' financing activities. The purpose of the amendment is to provide disclosures that enable financial statements users to assess changes in liabilities generated from financing operations. One way to comply with this new disclosure is to provide a reconciliation between the initial and final balance in the EFE for liabilities generated from financing activities. This regulation is applicable from January 1, 2017, with early application allowed. The Administration is evaluating the potential impact of the adoption of these regulations.

Consolidated Financial Statements December 2016 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Clarifications to IFRS 15 Revenue from Ordinary Activities from Client Contracts - This clarification issued on April 12, 2016, does not change the principles underlying the regulation, but only clarifies and offers some alternatives for the transition. The matters covered by this amendment relate to: Identification of performance obligations, principal and agent considerations, and licenses.

An entity shall apply these amendments for annual periods beginning on or after 1 January 2018. Early application is permitted. If an entity applies those changes in a period beginning earlier, it will disclose that fact.

The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IFRS 2 Classification and measurement of share-based payment transactions - This amendment, issued on June 20, 2016, addresses matters on which the IASB decided to address matters, are:

- Accounting for payment transactions based on cash settled shares that include a performance condition.

- Classification of share-based payment transactions with balancing-off characteristics.

- Accounting for changes in share-based payment transactions from cash settled to settled in equity instruments.

This amendment is applicable from January 1, 2018 on a prospective basis, with early application allowed. The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IFRS 4 Application of IFRS 9 Financial Instruments and IFRS 4 Insurance Contracts - This amendment issued on September 12, 2016 is intended to address concerns about the differences between the effective date of IFRS 9 and the next new contract standard This amendment provides two options for entities issuing insurance contracts within the scope of IFRS 4:

- An option that allows the entities to reclassify from profit or loss to other comprehensive income, some of the income or expenses derived from the designated financial assets; This is the so-called superposition approach.

- An optional temporary exemption from the application of IFRS 9 for entities whose main activity is the issuance of contracts within the scope of IFRS 4; This is the so-called deferral approach.

An entity that chooses to retroactively apply the overlapping approach to the classification of financial assets will do so when IFRS 9 is applied for the first time, while the entity choosing to apply the deferral approach will do so for annual periods beginning on or after January 1, 2018. Management has assessed that this standard will have no effect on the Bank's financial statements.

IFRIC 22 Transactions in foreign currency and consideration received / delivered in advance - This interpretation issued on December 8, 2016 clarifies the accounting of transactions involving the receipt or payment of an early consideration in a foreign currency. The Interpretation covers transactions in foreign currency when an entity recognizes an asset or a non-monetary liability arising from the payment or early receipt of a consideration before the entity recognizes the related asset, expense or income. It does not apply when an entity measures the initial recognition of the asset, expense or income related to its fair value or the fair value of the consideration received or paid on a date other than the date of initial recognition of the non-monetary asset or liability. In addition, it is not necessary to apply the Interpretation to income taxes, insurance contracts or reinsurance contracts.

The date of the transaction for the purpose of determining the exchange rate is the date of the initial recognition of the non-monetary asset paid in advance or of the deferred income liability. If there are several payments or receipts in advance, a transaction date is established for each payment or receipt. IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Advance application is permitted. Management has assessed that this standard will have no effect on the Bank's financial statements.

Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards - Eliminates the short-term exemptions contained in paragraphs E3-E7 (transitory provisions of Financial Instruments, Employee benefit and Investment entities) of IFRS 1, Since they have fulfilled the intended purpose.

Amendment to IAS 28 Investments in Associates and Joint Ventures - Clarifies that the choice to measure at fair value through profit and loss (FVTPL) an investment in an associate or joint venture belonging to an entity that is a venture capital organization, or Another qualified entity, is available for each investment in an associated entity or joint venture on the basis of the investment, upon initial recognition.

Consolidated Financial Statements December 2016 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Amendment to IFRS 12 Disclosures of Interest in Other Entities - Clarifies the scope of the standard by specifying that the disclosure requirements of the standard, except for paragraphs B10-B16, apply to interest on an entity listed in paragraph 5 (subsidiaries, joint ventures, associates and non-consolidated structured entities) that are classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after 1 January 2018, the amendment to IFRS 12 for annual periods beginning on or after 1 January 2017. Management is evaluating the potential impact of the adoption of this legislation.

Consolidated Financial Statements December 2016 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS

As of December 31, 2016, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

a) The Board

In the Ordinary Session of the Board of Directors held on March 15, 2016, Víctor Arbulú Crousillat resigned as director headline. In view of his resignation and the vacancy left at the time by Mr. Lisandro Serrano Spoerer, on the occasion of his Board of Directors held on October 20, 2015, the Board of Directors appointed Andreu Plaza Lopez and Dona Ana Dorrego de Carlos. Finally, it is reported that on the occasion of the resignation of Don Victor Arbulú Crousillat has been appointed as a member of the Directors and Audit Committee and in his replacement, Mr. Mauricio Larraín Garcés.

In the Ordinary General Shareholders' Meeting held on April 26, 2016, the appointment to the position of directors was ratified holders, Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos, who were appointed titular directors in Session Ordinary Board of Directors held on October 20, 2015.

b) Use of Profits and Distribution of Dividends

In the Ordinary General Shareholders' Meeting held on April 26, 2016, they meet under the Presidency of Mr. Vittorio Corbo Lioi (President), Mr. Oscar vön Chrismar Carvajal (First Vice-Chairman), Mr. Roberto Méndez Torres (Second Vice-Chairman), Directors, Messrs. Marco Colodro Hadjes, Lucia Santa Cruz Sutil, Ana Dorrego de Carlos, Mauricio Larraín Garcés, Juan Pedro Santa Maria, Orlando Poblete Iturrate, Andreu Plaza López and Blanca Bustamante Bravo. In addition, the General Manager Don Claudio Melandri Hinojosa and the Manager of Strategic Planning Mr. Raimundo Monge.

According to the information presented at the Board mentioned above, net income for the year (Referred to in the financial statements "Profit attributable to equity holders of the Bank"), amounted to $448,878 million. It was approved to distribute 75% of said profits, which, divided by the number of shares issued, correspond to a dividend of $ 1,78649813 per share, which began to be paid as of April 29, 2016.

Likewise, it is approved that the remaining 25% of the profits be destined to increase the Bank's reserves.

c) Appointment of External Auditors

At the Ordinary General Shareholders' Meeting mentioned above, it was agreed to appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as external auditors of the Bank and its affiliates for the year 2016.

d) Capital increase of Transbank S.A.

At the Extraordinary Shareholders' Meeting of Transbank S.A. Held on April 21, 2016, it was agreed to increase the capital of the company through the capitalization of the accumulated profits, through the issuance of shares released for payment, and placement of payment actions for approximately $ 4,000 millions. Banco Santander Chile participated in a proportional Its share (25%), so it subscribed and paid shares for approximately $ 1,000 millions.

Consolidated Financial Statements December 2016 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

e) Issuance of bonds - at December 31, 2016

In the year ended December 31, 2016 the Bank has issued senior bonds in the amount of UF 96,000,000, CLP 100,000,000,000, USD 215,000,000, JPY 3,000,000,000, EUR 104,000,000, and CHF 125,000,000. Debt issuance information is included in Note 18.

e.1) Senior bonds

Series	Currency	Amount	Term (anual)	Issuance rate (anual)	Issuance date	Maturity date
T1	UF	7,000,000	4.0	2.20%	02-01-2016	02-01-2020
T2	UF	5,000,000	4.5	2.25%	02-01-2016	08-01-2020
T3	UF	5,000,000	5.0	2.30%	02-01-2016	12-01-2020
T4	UF	8,000,000	5.5	2.35%	02-01-2016	08-01-2021
T5	UF	5,000,000	6.0	2.40%	02-01-2016	02-01-2022
T6	UF	5,000,000	6.5	2.45%	02-01-2016	08-01-2022
T7	UF	5,000,000	7.0	2.50%	02-01-2016	02-01-2023
T8	UF	8,000,000	7.5	2.55%	02-01-2016	08-01-2023
T9	UF	5,000,000	8.0	2.60%	02-01-2016	02-01-2024
T10	UF	5,000,000	8.5	2.60%	02-01-2016	08-01-2024
T11	UF	5,000,000	9.0	2.65%	02-01-2016	02-01-2025
T12	UF	5,000,000	9.5	2.70%	02-01-2016	08-01-2025
T13	UF	5,000,000	10.0	2.75%	02-01-2016	02-01-2026
T14	UF	18,000,000	11.0	2.80%	02-01-2016	02-01-2027
T15	UF	5,000,000	12.5	3.00%	02-01-2016	08-01-2028
Total	UF	96,000,000
T16	CLP	100,000,000,000	5.5	5,20%	02-01-2016	08-01-2021
Total	CLP	100,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	06-09,2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	11-28-2021
Total	USD	215,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	06-29-2021
Total	JPY	3,000,000,000
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	08-19-2024
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	08-17-2028
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	05-30-2025
Total	CHF	125,000,000

e.2) Subordinated bonds

As at December 31, 2016 the Bank had not issued subordinated bonds in this financial year.

e.3) Mortgage bonds

As at December 31, 2016 the Bank had not issued mortages bonds in this financial year.

Consolidated Financial Statements December 2016 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

e.4)	Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2016:

Date	Series	Amount
01-13-2016	Senior bond	USD	600,000
01-27-2016	Senior bond	USD	960,000
03-08-2016	Senior bond	USD	481,853,000
03-08-2016	Senior bond	USD	140,104,000
05-10-2016	Senior bond	USD	10,000,000
11-29-2016	Senior bond	USD	6,895,000

As of December 31, 2015, the following significant events have occurred and affected the Bank`s operations and Consolidated Financial Statements.

f) The Board

In the Ordinary Board Meeting of Banco Santander Chile held on April 28, 2016, Orlando Poblete Iturrate was confirmed as a Director, having been previously appointed Alternate Director in the Ordinary Board Meeting on April 22, 2014 and replacing Carlos Olivos Marchant as Director since September 23, 2015. Also, Blanca Bustamante Bravo was appointed as Alternate Director.

In the Ordinary Board Meeting dated November 17, 2015 the Board appointed the director Orlando Poblete Iturrate as a member of the Audit Committee of Directors, replacing Lisandro Serrano Spoerer who had resigned in the Ordinary Board Meeting held on October 20, 2015.

g) Use of Profits and Distribution of Dividends

The Shareholders’ Meeting of Banco Santander Chile held on April 28, 2015, was chaired by Mr. Vittorio Corbo Lioi (Chairman), and attended by Roberto Méndez Torres (Second Vice President), the Directors: Marco Colodro Hadjes, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Lisandro Serrano Spoerer, Roberto Zahler Mayanz and Orlando Poblete Iturrate. Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

According to the information presented in aforementioned meeting, 2015 net income (designated in the financial statements as “Income attributable to equity holders of the Bank”) amounted to Ch$ 550,331 million. The Board approved the distribution of 60% of such net income, yielding a Ch$1.752 dividend per share, payable starting on April 29, 2015. Also, it was approved that the remaining 40% of the profits will be retained in the Bank’s reserves.

Consolidated Financial Statements December 2016 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 02

SIGNIFICANT EVENTS, continued

h) Issuance of bonds - at December 31, 2015

In the year ended December 31, 2015 the Bank has issued senior bonds in the amount of CLP 500,000,000,000 UF 14,000,000 CHF 150,000,000, and JPY 1,200,000,000. Debt issuance information is included in Note 18.

h.1) Senior bonds

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
P1	CLP	50,000,000,000	10 years	5.80% per annum simple	01-01-2015	01-01-2025
P2	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	01-01-2020
P3	CLP	50,000,000,000	7 years	5.50% per annum simple	01-01-2015	01-01-2022
P4	CLP	150,000,000,000	5 years	4.80% per annum simple	03-01-2015	03-01-2020
P5	CLP	150,000,000,000	6 years	5.30% per annum simple	03-01-2015	03-01-2022
Total	CLP	500,000,000,000
P6	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	03-01-2020
P7	UF	3,000,000	8 years	2.40% per annum simple	03-01-2015	09-01-2022
P8	UF	3,000,000	6 years	2.25% per annum simple	03-01-2015	09-01-2020
P9	UF	5,000,000	10 years	2.60% per annum simple	03-01-2015	09-01-2025
Total	UF	14,000,000
CHF fixed bond	CHF	150,000,000	7 years	0.38% quarterly	04-19-2015	10-19-2022
Total	CHF	150,000,000
JPY current bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	12-17-2020
Total	JPY	1,200,000,000

h.2)	Subordinated bonds

As at December 31, 2015 the Bank had not issued subordinated bonds in this financial year.

h.3)	Repurchase of bonds

The Bank has conducted the following repurchase of bonds as of December 31, 2015:

Date	Series	Amount

12-01-2015	Senior bond	USD 19,000,000

h.4)	Mortgage bonds at December 31, 2015

As of December 31, 2015 the Bank has issued the following bonds:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Maturity date
AC	CLP	100,000,000,000	10 years	5,50% per annum simple	01-01-2015	01-01-2025
Total	CLP	100,000,000,000

Consolidated Financial Statements December 2016 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Due to changes aimed at improving relations with its customers and streamlining processes, the Bank has modified its internal structure: these changes consist in internal components (the aggregation of subsegments) but do not modify the existing segments or their managers. For this reason, the disclosure has been adapted (simplified) to reflect how the Bank is currently managed.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The information relating to 2015 has been prepared using the current criteria so that the figures presented are comparable.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

Consolidated Financial Statements December 2016 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by reporting segment for the years ended December 31, 2016 and 2015 in addition to the corresponding balances of loans and accounts receivable from customers:

	As of December 31, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,604,936	931,105	196,845	21,141	(321,614)	(529,909)	297,568
Middle-market	6,396,376	244,960	30,851	19,577	(25,558)	(83,412)	186,418
Commercial Banking	25,001,312	1,176,065	227,696	40,718	(347,172)	(613,321)	483,986

Global Corporate Banking	2,121,513	95,105	25,077	55,927	(2,773)	(53,935)	119,401
Other	83,606	10,196	1,651	43,713	6,659	(19,649)	42,570

Total	27,206,431	1,281,366	254,424	140,358	(343,286)	(686,905)	645,957

Other operating income							18,299
Other operating expenses and impairment							(85,432)
Income from investments in associates and other companies							3,012
Income tax expense							(107,120)
Net income for the year							474,716

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2016 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 03

REPORTING SEGMENTS, continued

	As of December 31, 2015
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	17,034,707	873,026	190,380	16,245	(307.085)	(533.086)	239,480
Middle-market	6,006,282	229,812	28,537	17,897	(32.644)	(77.261)	166,341
Commercial Banking	23,040,989	1,102,838	218,917	34,142	(339.729)	(610,347)	405,821

Global Corporate Banking	2,178,643	85,553	15,231	50,327	(26.963)	(49,533)	74,615
Other	81,125	66,815	3,479	61.030	(47.002)	(1,328)	82,994

Total	25,300,757	1,255,206	237,627	145.499	(413.694)	(661,208)	563,430

Other operating income							15,642
Other operating expenses and impairment							(54,218)
Income from investments in associates and other companies							2,588
Income tax expense							(75,301)
Net income for the year							452,141

(1) Corresponds to loans and accounts receivable from customers, without deducting their allowances for loan losses.

(2) Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.

(3) Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2016 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Cash and deposits in banks
Cash	570,317	632,435
Deposits in the Central Bank of Chile	507,275	184,510
Deposits in domestic banks	1,440	192
Deposits in foreign banks	1,200,357	1,247,669
Subtotals – Cash and deposits in banks	2,279,389	2,064,806

Cash in process of collection, net	206,810	262,364

Cash and cash equivalents	2,468,199	2,327,170

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month in accordance with the regulations governing minimum reserves.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Assets
Documents held by other banks (documents to be cleared)	200,109	296,634
Funds receivable	295,174	427,887
Subtotal	495,283	724,521
Liabilities
Funds payable	288,473	462,157
Subtotal	288,473	462,157

Cash in process of collection, net	206,810	262,364

Consolidated Financial Statements December 2016 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	158,686	159,767
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	237,325	123,468
Subtotal	396,011	283,235

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	976	37,630
Other Chilean securities	-	-
Subtotal	976	37,630

Foreign financial securities	-
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	-	3,406
Funds managed by others	-	-
Subtotal	-	3,046

Total	396,987	324,271

As of December 31, 2016 and 2015, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Financial Statements December 2016 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from resale agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2016 and 2015, rights associated with instruments acquired under contracts to resell are as follows:

As of December 31,
	2016				2015
	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	3,260	-	-	3,260	1,978	-	-	1,978
Chilean Central Bank Notes	-	-	-	-	2	-	-	2
Other securities from the Government and the Chilean Central Bank	3,475	-	-	3,476	483	-	-	483
Subtotal	6,736	-	-	6,736	2,463	-	-	2,463
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	6,736	-	-	6,736	2,463	-	-	2,463

Consolidated Financial Statements December 2016 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2016 and 2015, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31,
	2016				2015
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from Chilean Government and the Chilean Central Bank
Chilean Central Bank Bonds	-	-	-	-	64,337	-	-	64,337
Chilean Central Bank Notes	155,044	-	-	155,044	22	-	-	22
Other securities from the Government and the Chilean Central Bank	-	-	-	-	11,006	-	-	11,006
Subtotal	155,044	-	-	155,044	75,365	-	-	75,365
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	56,898	495	-	57,393	68,324	-	-	68,324
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	56,898	495	-	57,393	68,324	-	-	68,324
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	211,942	495	-	212,437	143,689	-	-	143,689

Consolidated Financial Statements December 2016 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued

c) Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2016 and 2015, valued at fair value:

	As of December 31,
	2016			2015
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	-	-	-	62,350	-	62,350
Chilean Central Bank Notes	155,044	-	155,044	22	-	20
Other securities from the Government and the Chilean Central Bank	-	-	-	10,531	-	10,531
Subtotal	155,044	-	155,044	72,901	-	72,901
Other Chilean securities:
Time deposits in Chilean financial institutions	57,393	-	57,393	68,321	-	68,321
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	57,393	-	57,393	68,321	-	68,321
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	212,437	-	212,437	141,222	-	141,222

Consolidated Financial Statements December 2016 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2016 and 2015 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33.079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives		-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

Consolidated Financial Statements December 2016 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2015
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	327,955	1,184,795	630,970	2,143,720	5,480	6,364
Cross currency swaps	9,441	30,040	1,842,421	1,881,902	181,557	1,483
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	337,396	1,214,835	2,473,391	4,025,622	187,037	7,847

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	7,281,184	4,445,006	2,720,520	14,446,710	273,291	69,716

Trading derivatives
Currency forwards	18,731,575	13,328,727	3,459,386	35,519,688	341,236	318,416
Interest rate swaps	7,272,523	15,677,393	56,140,894	79,090,810	533,416	540,011
Cross currency swaps	5,881,627	5,898,094	44,921,355	56,701,076	1,826,977	1,883,185
Call currency options	49,067	60,380	477,057	586,504	42,325	41,451
Call interest rate options	-	-	264,473	264,473	1,148	1,253
Put currency options	48,958	52,682	-	101,640	422	684
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	125,258	-	-	125,258	74	43
Subtotal	32,109,008	35,017,276	105,263,165	172,389,449	2,745,598	2,785,043

Total	39,727,588	40,677,117	110,457,076	190,861,781	3,205,926	2,862,606

Consolidated Financial Statements December 2016 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2016 and 2015, classified by term to maturity:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Yankee bonds	-	-	6,660	56,610	63,270
Mortgage financing bonds	-	-	5,651	-	5,561
General treasury of republic bonds	-	-	33,300	366,300	399,600
Time deposits and other time liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Available for sale investments
Yankee bonds	-	-	-	92,106	92,106
Mortgage financing bonds	-	-	-	6,460	6,460
General treasury of republic bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	1,542,789	65,000	-	-	1,607,789
Issued debt instruments
Senior bonds	9,442	573,960	867,865	868,000	2,319,267
Total	1,552,231	638,960	867,865	966,566	4,025,622
Hedging instrument
Cross currency swaps	39,481	548,960	567,865	725,596	1,881,902
Interest rate swaps	1,512,750	90,000	300,000	240,970	2,143,720
Total	1,552,231	638,960	867,865	966,566	4,025,622

Consolidated Financial Statements December 2016 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

Below is the nominal amount of the hedged items as of December 31, 2016 and 2015, and the period when the cash flows will be generated:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Yankee bonds	-	-	126,140	-	533,021
Chilean Central Bank bonds	20,754	-	-	-	20,754
Time deposits	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
Mortgage loans	8,098,639	157,462	158,649	-	8,414,750
Commercial loans	564,800	-	-	-	564,800
Available for sale investments
Yankee bonds	-	-	80,078	585,386	665,464
Chilean Central Bank bonds	123,962	20,467	-	-	144,429
Time deposits	50,023	-	-	-	50,023
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	963,829	1,176,383	-	-	2,140,212
Senior bonds (fixed rate)	-	-	14,036	202,562	216,598
Interbank borrowings
Interbank loans	1,924,937	325,497	-	-	2,250,434
Total	11,726,190	1,679,809	252,763	787,948	14,446,710
Hedging instrument
Cross currency swaps	11,726,190	1,679,809	252,763	787,948	14,446,710
Forwards	-	-	-	-	-
Total	11,726,190	1,679,809	252,763	787,948	14,446,710

Consolidated Financial Statements December 2016 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which flows are expected to be produced:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	69,477	23,003	9,466	4,661	106,607
Outflows	(40,521)	(25,018)	(6,216)	(650)	(72,405)
Net flows	(28,956)	(2,015)	3,250	4,011	34,202

Hedging instrument
Inflows	40,521	25,018	6,216	650	72,405
Outflows (*)	(69,477)	(23,003)	(9,466)	(4,661)	(106,607)
Net flows	(28,956)	(2,015)	(3,250)	(4,011)	(34,202)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Financial Statements December 2016 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

	As of December 31, 2015
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	147,374	10,554	-	-	157,928
Outflows	-	-	-	-	-
Net flows	147,374	10,554	-	-	157,928

Hedging instrument
Inflows	-	-	-	-	-
Outflows	(147,374)	(10,554)	-	-	(157,928)
Net flows	(147,374)	(10,554)	-	-	(157,928)

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2016 and 2015 the Bank has no forecasted cash flows for exchange rate risk.

Consolidated Financial Statements December 2016 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2016 and 2015, and is as follows:

	As of December 31,
	2016	2015
Hedged item	MCh$	MCh$
Bank obligations	(6,019)	2,700
Deposits and other deposits to square	(294)	-
Debt instruments issued	(8,169)	2,462
Instruments available for sale	12,833	573
Credits and accounts receivable from customers	3,937	2,891
Net flows	2,288	8,626

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. As of December 31, 2016 and 2015, Ch$ 355 million and Ch$1,640 million respectively, were recognized in income.

During the year, the Bank did not have any cash flow hedges of forecast transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Bond hedging derivatives	(77)	6
Interbank loans hedging derivatives	-	-

Cash flow hedge net income (*)	(77)	6

(*) See Note 23 – “Equity”, letter d)

e)	Net investment hedges in foreign operations:

As of December 31, 2016 and 2015, the Bank does not have any foreign net investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2016 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2016 and 2015, balances of “Interbank loans” are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	23	14
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	51	36
Allowances and impairment for domestic bank loans	-	-

Foreign Interbank Loans
Interbank loans - Foreign	272,733	10,827
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(172)	(16)

Total	272,635	10,861

b)	The amount in each period for provisions and impairment of interbank loans is shown below:

	As of December 31,
	2016			2015
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	16	16	-	25	25
Charge-offs	-	-	-	-	-	-
Provisions established	1	238	239	141	42	183
Provisions released	(1)	(82)	(83)	(141)	(51)	(192)

Total	-	172	172	-	16	16

Consolidated Financial Statements December 2016 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2016 and 2015, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,946,709	327,996	578,952	9,853,657	178,648	148,703	327,351	9,526,306
Foreign trade loans	1,622,422	131,900	75,582	1,829,904	63,767	901	64,668	1,765,236
Checking accounts debtors	162,470	4,262	12,736	179,468	3,130	6,854	9,984	169,484
Factoring transactions	288,292	3,771	4,688	296,751	5,363	620	5,983	290,768
Leasing transactions	1,325,583	69,302	90,238	1,485,123	19,710	5,546	25,256	1,459,867
Other loans and account receivable	193,496	1,678	27,388	222,562	5,355	20,482	25,837	196,725
Subtotal	12,538,972	538,909	789,584	13,867,465	275,973	183,106	459,079	13,408,386

Mortgage loans
Loans with mortgage finance bonds	31,368	-	1,211	32,579	-	18	18	32,561
Mortgage mutual loans	115,400	-	4,534	119,934	-	203	203	119,731
Other mortgage mutual loans	8,074,900	-	391,943	8,466,843	-	60,820	60,820	8,406,023
Subtotal	8,221,668	-	397,688	8,619,356	-	61,041	61,041	8,558,315

Consumer loans
Installment consumer loans	2,468,692	-	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	-	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	-	55	5,117	-	72	72	5,045
Other consumer loans	266,056	-	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	-	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	24,918,859	538,909	1,475,856	26,933,624	275,973	544,166	820,139	26,113,485

Consolidated Financial Statements December 2016 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,112,912	275,528	597,012	8,985,452	172,452	140,700	313,152	8,672,300
Foreign trade loans	1,929,145	157,359	66,066	2,152,570	70,900	1,421	72,321	2,080,249
Checking accounts debtors	216,751	5,902	12,070	234,723	2,879	6,951	9,830	224,893
Factoring transactions	269,773	869	5,005	275,647	5,611	734	6,345	269,302
Leasing transactions	1,393,851	64,550	75,791	1,534,192	20,320	6,394	26,714	1,507,478
Other loans and account receivable	121,040	729	22,006	143,775	4,937	12,351	17,288	126,487
Subtotal	12,043,472	504,937	777,950	13,326,359	277,099	168,551	445,650	12,880,709

Mortgage loans
Loans with mortgage finance bonds	42,263	-	1,765	44,028	-	275	275	43,753
Mortgage mutual loans	131,118	-	2,987	134,105	-	695	695	133,410
Other mortgage mutual loans	7,243,322	-	391,395	7,634,717	-	50,190	50,190	7,584,527
Subtotal	7,416,703	-	396,147	7,812,850	-	51,160	51,160	7,761,690

Consumer loans
Installment consumer loans	2,167,378	-	302,288	2,469,646	-	208,135	208,135	2,261,511
Credit card balances	1,410,036	-	24,573	1,434,609	-	41,604	41,604	1,393,005
Leasing transactions	5,383	-	77	5,460	-	76	76	5,384
Other consumer loans	236,564	-	4,392	240,956	-	8,054	8,054	232,902
Subtotal	3,819,361	-	331,310	4,150,671	-	257,869	257,869	3,892,802

Total	23,279,536	504,937	1,505,407	25,289,880	277,099	477,580	754,679	24,535,201

Consolidated Financial Statements December 2016 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2016 and 2015 the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31,		As of December 31,		As of December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,180,886	1,171,830	-	-	1,180,886	1,171,830	4,34	4,63
Mining	340,554	510,467	-	-	340,554	510,467	1,25	2,02
Electricity, gas, and water	442,936	454,456	-	-	442,936	454,456	1,63	1,80
Agriculture and livestock	1,096,659	1,019,922	-	-	1,096,659	1,019,922	4,03	4,03
Forest	96,806	96,069	-	-	96,806	96,069	0,36	0,38
Fishing	296,592	344,496	-	-	296,592	344,496	1,09	1,36
Transport	787,510	876,329	-	-	787,510	876,329	2,89	3,46
Communications	196,934	160,135	-	-	196,934	160,135	0,72	0,63
Construction	1,792,485	1,462,535	-	-	1,792,485	1,462,535	6,59	5,78
Commerce	3,120,400	3,050,663	272,733	10,827	3,393,133	3,061,490	12,47	12,10
Services	482,900	483,516	-	-	482,900	483,516	1,77	1,91
Other	4,032,877	3,695,991	-	-	4,032,877	3,695,991	14,84	14,61

Subtotal	13,867,539	13,326,409	272,733	10,827	14,140,272	13,337,236	51,98	52,71

Mortgage loans	8,619,356	7,812,850	-	-	8,619,356	7,812,850	31,68	30,88

Consumer loans	4,446,803	4,150,671	-	-	4,446,803	4,150,671	16,34	16,41

Total	26,933,698	25,289,930	272,733	10,827	27,206,431	25,300,757	100,00	100,00

(*)	Includes domestic interbank loans for Ch$ 74 million as of December 31, 2016 (Ch$50 million as of December 31, 2015), see Note 8.

(**)	Includes foreign interbank loans for Ch$ 272,733 million as of December 31, 2016 (Ch$10,827 million as of December 31, 2015), see Note 8.

Consolidated Financial Statements December 2016 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio

i)	As of December 31, 2016 and 2015, the impaired portfolio is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	439,707	-	-	439,707	486,685	-	-	486,685
Non-performing loans (collectively evaluated)	316,838	147,572	99,721	564,131	346,868	183,133	113,467	643,468
Other impaired portfolio	172,624	250,116	188,863	611,603	108,330	213,014	217,843	539,187
Total	929,169	397,688	288,584	1,615,441	941,883	396,147	331,310	1,669,340

ii)	The impaired portfolio with or without guarantee as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	519,821	357,320	35,134	912,275	410,700	362,326	42,244	815,270
Unsecured debt	409,348	40,368	253,450	703,166	531,183	33,821	289,066	854,070
Total	929,169	397,688	288,584	1,615,441	941,883	396,147	331,310	1,669,340

iii)	The portfolio of non-performing loans as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016				2015
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	159,965	129,632	8,940	298,537	115,733	158,854	9,144	283,731
Unsecured debt	156,873	17,940	90,781	265,594	231,135	24,279	104,323	359,737
Total	316,838	147,572	99,721	564,131	346,868	183,133	113,467	643,468

Consolidated Financial Statements December 2016 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The changes in allowance balances during 2016 and 2015 are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2016	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679
Allowances established	72,330	73,105	30,046	178,886	354,367
Allowances released	(37,073)	(14,432)	(17,634)	(18,512)	(87,651)
Allowances released due to charge-off	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Balances as of December 31, 2016	275,973	183,106	61,041	300,019	820,139

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
Activity during 2015	MCh$	MCh$	MCh$	MCh$	MCh$
Balance as of December 31, 2014	232,304	165,697	48,744	254,023	700,768
Allowances established	124,968	71,578	12,149	135,744	344,439
Allowances released	(42,472)	(17,885)	(7,205)	(18,126)	(85,688)
Allowances released due to charge-off	(37,701)	(50,839)	(2,528)	(113,772)	(204,840)
Balances as of December 31, 2015	277,099	168,551	51,160	257,869	754,679

In addition to credit risk allowances, there are allowances held for:

ii)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set by Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of December 31, 2016 and 2015 are Ch$386 million and Ch$385 million, respectively. These are presented in Note 20 "Provisions" in the liabilities of the Consolidated Statement of Financial Position.

iii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2016 and 2015 are Ch$ 13,927 million and Ch$17,321 million, respectively and are presented in Note 20 "Provisions" in the liabilities of the Consolidated Statement of Financial Position.

i.	Allowances established on customer and interbank loans

The following chart shows the balance of allowances established, associated with credits granted to customers and banks:

	As of December 31,
	2016	2015
	MCh$	MCh$

Customers loans	354,367	344,439
Interbank loans	239	183
Total	354,606	344,622

Consolidated Financial Statements December 2016 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

ii.	Portfolio by its Impaired and non-impaired status.

	As of December 31, 2016
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,765,961	7,944,260	3,957,566	24,667,787	463,176	133,816	100,670	697,662	13,229,137	8,078,076	4,058,236	25,365,449
Overdue for 1-29 days	97,302	69,227	113,031	279,560	35,777	12,984	32,536	81,297	133,079	82,211	145,567	360,857
Overdue for 30-89 days	75,033	208,181	87,622	370,836	118,461	105,804	70,920	295,185	193,494	313,985	158,542	666,021
Overdue for 90 days or more	-	-	-	-	311,755	145,084	84,458	541,297	311,755	145,084	84,458	541,297

Total portfolio before allowances	12,938,296	8,221,668	4,158,219	25,318,183	929,169	397,688	288,584	1,615,441	13,867,465	8,619,356	4,446,803	26,933,624

Overdue loans (less than 90 days) presented as portfolio percentage	1,33%	3,37%	4,83%	2,57%	16,60%	29,87%	35,85%	23,31%	2,35%	4,60%	6,84%	3,81%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	33,55%	36,48%	29,27%	33,51%	2,25%	1,68%	1,90%	2,01%

Consolidated Financial Statements December 2016 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 09

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

iii.	Portfolio by its Impaired and non-impaired status, continued.

	As of December 31, 2015
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Total non impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,207,967	7,125,404	3,617,676	22,951,047	441,308	146,909	134,700	722,917	12,649,275	7,272,313	3,752,376	23,673,964
Overdue for 1-29 days	98,692	80,621	120,912	300,225	61,626	11,990	45,280	118,896	160,318	92,611	166,192	419,121
Overdue for 30-89 days	77,817	210,678	80,773	369,268	108,743	61,962	59,754	230,459	186,560	272,640	140,527	599,727
Overdue for 90 days or more	-	-	-	-	330,206	175,286	91,576	597,068	330,206	175,286	91,576	597,068

Total portfolio before allowances	12,384,476	7,416,703	3,819,361	23,620,540	941,883	396,147	331,310	1,669,340	13,236,369	7,812,850	4,150,671	25,289,880

Overdue loans (less than 90 days) presented as portfolio percentage	1,43%	3,93%	5,28%	2,83%	18,09%	18,67%	31,70%	20,93%	2,60%	4,68%	7,39%	4,03%

Overdue loans (90 days or more) presented as portfolio percentage.	-	-	-	-	35,06%	44,25%	27,64%	35,77%	2,48%	2,24%	2,21%	2,36%

Consolidated Financial Statements December 2016 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2016 and 2015, detail of instruments deemed as available for sale investments is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	468,386	687,292
Chilean Central Bank Notes	1,222,283	-
Other Chilean Central Bank and Government securities	52,805	145,603
Subtotal	1,743,474	832,895
Other Chilean securities
Time deposits in Chilean financial institutions	893,000	712,859
Mortgage finance bonds of Chilean financial institutions	25,488	29,025
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotal	918,488	741,884
Foreign financial securities
Foreign Central Banks and Government securities	387,146	-
Other foreign financial securities	339,798	469,632
Subtotal	726,944	469,632

Total	3,388,906	2,044,411

As of December 31, 2016 and 2015, the line item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$155,044 million and Ch$72,901 million, respectively.

As of December 31, 2016 and 2015, the line item Other National Institutions Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$57,393 million and Ch$68,321 million, respectively.

As of December 31, 2016 available for sale investments included a net unrealized loss of Ch$7,375 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$6,449 million attributable to Bank shareholders and Ch$926 million attributable to non-controlling interest.

As of December 31, 2015 available for sale investments included a net unrealized profit of Ch$7,093 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$6,965 million attributable to Bank shareholders and a profit of Ch$128 million attributable to non-controlling interest.

Consolidated Financial Statements December 2016 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2016 and 2015 are as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Sale of available for sale investments generating realized profits	6,522,549	2,627,490
Realized profits	12,333	22,473
Sale of available for sale investments generating realized losses	346,906	346,450
Realized losses	132	72

The Bank evaluated those instruments with unrealized losses as of December 31, 2016 and 2015 and concluded they were not impaired. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers, and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no significant or prolonged decline in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2016 and 2015, were not in a continuous unrealized loss position for more than one year.

Consolidated Financial Statements December 2016 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments unrealized profit and loss, as of December 31, 2016 and 2016.

As of December 31, 2016:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized Profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	461,793	468,386	6,612	(19)	-	-	-	-	461,793	468,386	6,612	(19)
Chilean Central Bank Notes	1,222,263	1,222,283	23	(3)	-	-	-	-	1,222,263	1,222,283	23	(3)
Other Chilean Central Bank and Government securities	52,411	52,805	394	-	-	-	-	-	52,411	52,805	394	-
Subtotal	1,736,467	1,743,474	7,029	(22)	-	-	-	-	1,736,467	1,743,474	7,029	(22)

Other Chilean securities
Time deposits in Chilean financial institutions	892,956	893,000	108	(64)	-	-	-	-	892,956	893,000	108	(64)
Mortgage finance bonds of Chilean financial institutions	25,021	25,488	469	(2)	-	-	-	-	25,021	25,488	469	(2)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	917,977	918,488	577	(66)	-	-	-	-	917,977	918,488	577	(66)

Foreign financial securities
Foreign Central Banks and Government securities	387,077	387,146	69	-	-	-	-	-	387,077	387,146	69	-
Other foreign financial securities	340,010	339,798	655	(867)	-	-	-	-	340,010	339,798	655	(867)
Subtotal	727,087	726,944	724	(867)	-	-	-	-	727,087	726,944	724	(867)

Total	3,381,531	3,388,906	8,330	(955)	-	-	-	-	3,381,531	3,388,906	8,330	(955)

Consolidated Financial Statements December 2016 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 10

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2015:

	Less than 12 months				More than 12 months				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized Profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	692,559	687,292	280	(5,547)	-	-	-	-	692,559	687,292	280	(5,547)
Chilean Central Bank Notes	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities	145,778	145,603	541	(716)	-	-	-	-	145,778	145,603	541	(716)
Subtotal	838,337	832,895	821	(6,263)	-	-	-	-	838,337	832,895	821	(6,263)

Other Chilean securities
Time deposits in Chilean financial institutions	713,172	712,859	44	(357)	-	-	-	-	713,172	712,859	44	(357)
Mortgage finance bonds of Chilean financial institutions	28,726	29,025	325	(26)	-	-	-	-	28,726	29,025	325	(26)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	741,898	741,884	369	(383)	-	-	-	-	741,898	741,884	369	(383)

Foreign financial securities
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)
Subtotal	471,269	469,632	1,577	(3,214)	-	-	-	-	471,269	469,632	1,577	(3,214)

Total	2,051,504	2,044,411	2,767	(9,860)	-	-	-	-	2,051,504	2,044,411	2,767	(9,860)

Consolidated Financial Statements December 2016 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$23,780 million as of December 31, 2016, and Ch$20,309million, as of December 31, 2015, as shown in the following table:

			Investment
	Ownership interest		Investment value		Profit and loss for the years
	As of December 31,		As of December 31,		ended December 31,
	2016	2015	2016	2015	2016	2015
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33.43	33.43	2,184	1,876	373	215
Transbank S.A. (1)	25.00	25.00	12,510	10,201	1,302	1,256
Centro de Compensación Automatizado	33.33	33.33	1,353	1,105	248	212
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	938	794	195	213
Cámara de Compensación de Pagos de Alto Valor S.A. (2)	14.93	14.23	866	768	98	127
Administrador Financiero del Transantiago S.A.	20.00	20.00	2,781	2,552	230	323
Sociedad Nexus S.A.	12.90	12.90	1,469	1,290	247	225
Servicios de Infraestructura de Mercado OTC S.A.	12,07	11.11	1,378	1,138	132	(115)
Subtotal			23,479	19,724	2,825	2,456
Shares or rights in other companies (*)
Bladex			136	136	26	25
Stock exchanges			157	417	161	107
Others			8	32	-	-
Total			23,780	20,309	3,012	2,588

(*) The investments in other companies do not have a market price.

(1)	A capital increase was agreed in the Transbank’s Extraordinary Shareholders’ Meeting held in April 2015. Banco Santander participated in proportion to its ownership share (25%).

(2)	In October 2015, HSBC Bank Chile sold its participation in Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A to Banco Santander. This transaction increased the Bank’s participation to 14.23%. See Note 1.

b)	Summary of financial information of associates as of and for the years ended December 31, 2016 and 2015:

	As of December 31
	2016				2015
				Net				Net
	Assets	Liabilities	Equity	Income	Assets	Liabilities	Equity	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	5,508	1,523	3,241	744	5,148	1,897	2,616	635
Redbanc S.A.	19,927	13,505	5,307	1,115	20,296	14,877	4,777	642
Transbank S.A.	710,475	660,957	44,309	5,209	601,627	561,325	35,278	5,024
Sociedad Interbancaria de Depósito de Valores S.A.	3,204	103	2,435	666	2,714	58	2,093	563
Sociedad Nexus S.A.	30,038	19,229	8,898	1,911	23,153	13,682	7,730	1,741
Servicios de Infraestructura de Mercado OTC S.A.	29,258	18,258	9,906	1,094	17,631	7,800	10,869	(1,038)
Administrador Financiero del Transantiago S.A.	54,253	40,345	12,758	1,150	42,518	29,760	11,145	1,613
Cámara de Compensación de Pagos de Alto Valor S.A.	6,099	627	4,815	657	5,730	775	4,066	889
Total	858,762	754,547	91,669	12,546	718,817	630,174	78,574	10,069

Consolidated Financial Statements December 2016 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

c)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends, refund of loans, or advance payments to the Bank.

d)	Activity with respect to investments in other companies during 2016 and 2015 is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Opening balance as of January 1,	20,309	17,914
Acquisition of investments (1)	1,123	302
Sale of investments	-	-
Participation in income	3,012	2,588
Dividends received	(217)	(278)
Other equity adjustments	(447)	(217)

Total	23,780	20,309

(1)	See reference (1) of part a) of this note.

Consolidated Financial Statements December 2016 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 12

INTANGIBLE ASSETS

a)	As of December 31, 2016 and 2015, the composition of intangible assets is as follows:

				As of December 31, 2016
	Years of useful	Average remaining	Net opening balance as of January 1, 2016	Gross balance	Accumulated amortization	Net balance
	life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development (acquired)	3	2	49,077	286,781	(230,352)	56,429

Sub-Total			51,137	297,713	(239,628)	58,085
Totally amortized assets			-	(200,774)	200,774	-
Total			51,137	96,939	(38,854)	58,085

				As of December 31, 2015
	Years of useful	Average remaining	Net opening balance as of January 1, 2015	Gross balance	Accumulated amortization	Net balance
	life	useful life	MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,006	10,932	(8,872)	2,060
Software development (acquired)	3	2	38,977	259,500	(210,423)	49,077

Sub-Total			40,983	270,432	(219,295)	51,137
Totally amortized assets			-	(181,267)	181,267	-
Total			40,983	89,165	(38,028)	51,137

b)	The changes in the value of intangible assets during the periods ended December 31, 2016 and December 2015 is as follows:

b.1) Gross balance

	Licenses	Software development	Totally amortized assets	Total
Gross balances	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	10,932	259,500	(181,267)	89,165
Acquisitions	-	27,281	-	27,281
Disposals and Impairment	-	-	-	-
Other	-	-	(19,507)	(19,507)
Balances as of December 31, 2016	10,932	286,781	(200,774)	96,939

Balances as of January 1, 2015	10,441	232,418	-	242,859
Acquisitions	491	27,082	-	27,573
Disposals and Impairment	-	-	-	-
Other	-	-	(181,267)	(181,267)
Balances as of December 31, 2015	10,932	259,500	(181,267)	89,165

Consolidated Financial Statements December 2016 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

	Licenses	Software development	Totally amortized assets	Total
Accumulated amortization	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(8,872)	(210,423)	181,267	(38,028)
Year’s amortization	(404)	(19,929)	-	(20,333)
Other changes	-	-	19,507	19,507
Balances as of December 31, 2016	(9,276)	(230,352)	200,744	(38,854)

Balances as of January 1, 2015	(8,435)	(193,441)	-	(201,876)
Year’s amortization	(437)	(16,982)	-	(17,419)
Other changes	-	-	181,267	181,267
Balances as of December 31, 2015	(8,872)	(210,423)	181,267	(38,028)

c)	The Bank has no restriction on intangible assets as of December 31, 2016 and 2015. Additionally, the intangibles assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to intangible assets as of those dates.

Consolidated Financial Statements December 2016 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2016 and 2015, the composition of property, plant, and equipment balances are composed as follows:

		As of December 31, 2016
	Net opening balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Sub-Total	240,659	493,001	(235,622)	257,379
Totally depreciated assets	-	(39,958)	39,958	-
Total	240,659	453,043	(195,664)	257,379

		As of December 31, 2015
	Net opening balance as of January 1, 2015	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	142,596	237,449	(79,015)	158,434
Equipment	49,100	137,621	(77,713)	59,908
Ceded under operating leases	4,250	4,888	(650)	4,238
Other	15,615	51,482	(33,403)	18,079
Sub-Total	211,561	431,440	(190,781)	240,659
Totally depreciated assets	-	(26,258)	26,258	-
Total	211,561	405,182	(164,523)	240,659

b)	The activity in property, plant, and equipment as of December 31, 2016 and 2015 is as follows:

b.1)	Gross balance

	Land and buildings	Equipment	Operating leases	Other	Totally depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	(26,258)	405,182
Additions	26,567	30,965	-	4,824	-	62,356
Disposals	-	(228)	-	(332)	-	(560)
Impairment due to damage	-	(234)	-	-	-	(234)
Other	-	-	-	-	(13,701)	(13,701)
Balances as of December 31, 2016	264,016	168,124	4,888	55,974	(39,959)	453,043

Consolidated Financial Statements December 2016 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

	Land and buildings	Equipment	Operating leases	Other	Totally depreciated assets	Total
2015	MCh$	MCh$	MCh$	MCh$	MM$	MCh$

Balances as of January 1, 2015	209,668	108,416	4,888	43,499	-	366,471
Additions	27,781	29,282	-	8,048	-	65,111
Disposals	-	(56)	-	(65)	-	(121)
Impairment due to damage	-	(21)	-	-	-	(21)
Other	-	-	-	-	(26,258)	(26,258)
Balances as of December 31, 2015	237,449	137,621	4,888	51,482	(26,258)	405,182

b.2) Accumulated depreciation

	Land and buildings	Equipment	Operating leases	Other	Totally depreciated assets	Total
2016	MCh$	MCh$	MCh$	MCh$	MM$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	26,258	(164,523)
Depreciation charges in the period	(15,192)	(23,976)	(8)	(5,849)	-	(45,025)
Sales and disposals in the period		71	-	113	-	184
Transfers	-	-	-	-	-	-
Other	-	-	-	-	13,700	13,700
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)

	Land and buildings	Equipment	Operating leases	Other	Totally depreciated assets	Total
2015	MCh$	MCh$	MCh$	MCh$	MM$	MCh$

Balances as of January 1, 2015	(67,073)	(59,316)	(638)	(27,883)	-	(154,910)
Depreciation charges in the period	(11,966)	(18,417)	(12)	(5,800)	-	(36,195)
Sales and disposals in the period	24	20	-	280	-	324
Transfers	-	-	-	-	-	-
Other	-	-	-	-	26,258	26,258
Balances as of December 31, 2015	(79,015)	(77,713)	(650)	(33,403)	26,258	(164,523)

Consolidated Financial Statements December 2016 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases – Lessor

As of December 31, 2016 and 2015, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	506	465
Due after 1 year but within 2 years	1,029	1,057
Due after 2 years but within 3 years	502	465
Due after 3 years but within 4 years	473	462
Due after 4 years but within 5 years	344	440
Due after 5 years	2,067	2,322

Total	4,921	5,211

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	26,455	22,303
Due after 1 year but within 2 years	24,903	20,862
Due after 2 year but within 3 years	20,582	19,499
Due after 3 years but within 4 years	17,321	17,215
Due after 4 years but within 5 years	14,569	14,154
Due after 5 years	53,694	55,561

Total	157,524	149,594

e)	As of December 31, 2016 and 2015, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2016 and 2015. Additionally, the property, plant, and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Financial Statements December 2016 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2016 and 2015, the Bank recognizes Taxes payable (recoverable) , which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is as shown as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	29,294	17,796

Total tax payable (recoverable)	29,294	17,796

(Assets) liabilities current taxes detail (net)
Income tax, tax rate (*)	145,963	121,775
Minus:
Provisional monthly payments	(113,700)	(96,319)
Credit for training expenses	(1,972)	(1,851)
Land taxes leasing	-	(3,853)
Grant credits	(1,079)	(1,326)
Other	82	(630)

Total tax payable (recoverable)	29,294	17,796

(*)The tax rate is 24.0% for 2016 and 22.5% for 2015.

b)	Effect on income

The effect of tax expense on income for the years ended December 31, 2016 and 2015 is comprised of the following items:

	As of December 31,
	2016	2015
	MCh$	MCh$

Income tax expense
Current tax	145,953	121,775

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(39,180)	(46,766)
Subtotals	106,783	75,009
Tax for rejected expenses (Article No.21)	336	340
Other	1	(48)
Net charges for income tax expense	107,120	75,301

Consolidated Financial Statements December 2016 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2016 and 2015 is as follows:

	As of December 31,
	2016		2015
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	24.00	139,641	22.50	118,674
Permanent differences	(5.64)	(32,817)	(5.61)	(29,570)
Single penalty tax (rejected expenses)	0.06	336	0.06	340
Effect of tax reform changes on deferred tax (1)	0.01	86	(2.01)	(10,600)
Real estate taxes	0.00	-	(0.73)	(3,853)
Other	(0.02)	(126)	0.06	(310)
Effective rates and expenses for income tax	18.41	107,120	14.27	75,301

(1) The publication of Law 20,780 of September 29, 2014 increased the tax rate from 20% to 21% for 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% for the years 2018 and up.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years ended December 31, 2016 and 2015:

	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Available for sale investments	3,266	1,751
Cash flow hedges	-	(155)
Total deferred tax assets recognized through other comprehensive income	3,266	1,596

Deferred tax liabilities
Available for sale investments	(5,036)	(155)
Cash flow hedges	(549)	(1,785)
Total deferred tax liabilities recognized through other comprehensive income	(5,585)	(1,940)

Net deferred tax balances in equity	(2,319)	(344)

Deferred taxes in equity attributable to equity holders of the bank	(2,097)	(373)
Deferred tax in equity attributable to non-controlling interests	222	29

Consolidated Financial Statements December 2016 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2016 and 2015, the Bank has recorded effects for deferred taxes in the financial statements.

Below are the effects of deferred taxes on assets, liabilities and income:

	As of December 31,
	2016	2015
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	9,473	10,962
Non-recurring charge-offs	9,891	7,839
Assets received in lieu of payment	4,625	2,214
Property, plant and equipment	4,570	5,408
Allowance for loan losses	174,929	150,436
Provision for expenses	67,073	47,218
Derivatives	-	7,481
Leased assets	71,834	69,244
Subsidiaries tax losses	9,467	7,705
Valuation of investments	-	9,800
Other	17,571	11,811
Total deferred tax assets	369,433	330,811

Deferred tax liabilities
Valuation of investments	(1,802)	-
Depreciation	-	(355)
Other	(299)	(1,611)
Total deferred tax liabilities	(2,101)	(1,966)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income.

	As of December 31,
	2016	2015
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	3,266	1,596
Recognized through profit or loss	369,433	330,118
Total deferred tax assets	372,699	331,714

Deferred tax liabilities
Recognized through other comprehensive income	(5,585)	(1,940)
Recognized through profit or loss	(2,101)	(1,966)
Total deferred tax liabilities	(7,686)	(3,906)

Consolidated Financial Statements December 2016 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g)	Complementary information related to the circular issued by the local Tax Service (SII) and the SBIF

g.1) Loans and accounts receivable from customers, net

	As of December 31,
	2016				2015
		Tax value of assets				Tax value of assets
	Financial		Impaired Portfolio		Financial		Impaired Portfolio
	value of		With	Without	value of		With	Without
	assets	Total	Guarantees	Guarantees	assets	Total	Guarantees	Guarantees
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Interbank loans	272,807	272,806	-	-	10,877	10,877	-	-
Commercial loans	12,085,591	12,110,670	84,148	133,424	11,516,520	11,543,677	76,980	189,170
Consumer loans	4,441,686	4,474,490	1,918	24,924	4,145,211	4,174,763	1,667	24,004
Mortgage loans	8,619,356	8,630,284	74,761	1,401	7,812,850	7,827,755	87,639	9,412
Total	25,419,440	25,488,250	160,827	159,749	23,485,458	23,557,072	166,286	222,586

g.2) Allowances for the impaired portfolio without guarantees

	Balance as of 01.01.2016	Allowance charge-off	Allowance established	Allowance release	Balance as of 31.12.2016
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	189,169	(81,393)	129,392	(103,744)	133,424
Consumer loans	24,004	(190,918)	230,511	(38,673)	24,924
Mortgage loans	9,413	(7,311)	41,116	(41,817)	1,401
Total	222,586	(279,622)	401,019	(184,234)	159,749

	Balance as of 01.01.2015	Allowance charge-off	Allowance established	Allowance release	Balance as of 31.12.2015
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	167,153	(92,538)	225,110	(110,555)	189,170
Consumer loans	24,865	(201,637)	249,724	(48,948)	24,004
Mortgage loans	8,697	(4,166)	50,221	(45,340)	9,412
Total	200,715	(298,341)	525,055	(204,843)	222,586

Consolidated Financial Statements December 2016 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g.3) Direct charge-offs and recoveries

	As of December 31,
	2016	2015
	MCh$	MCh$
Direct charge-offs according to Art. 31 N°4 (paragraph II)	(28,559)	(38,690)
Cancellations that generated the release of allowances	-	-
Recoveries or renegotiations of charged-off loans	8,425	22,073
Total	(20,134)	(16,617)

g.4) Application of article 31 N°4 (paragraph I and II)

	As of December 31,
	2016	2015
	MCh$	MCh$
Charge-offs according to paragraph I	-	-
Cancellations according to paragraph III	6,084	28,928
Total	6,084	28,928

Consolidated Financial Statements December 2016 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 15

OTHER ASSETS

Other assets item includes the following:

	As of December 31,
	2016	2015
	MCh$	MCh$

Assets for leasing (1)	44,840	35,519

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	19,825	13,544
Assets awarded at judicial sale	26,895	14,938
Provision on assets received in lieu of payment or awarded	(7,558)	(5,873)
Subtotal	39,162	22,609

Other assets
Guarantee deposits (margin accounts) (3)	396,289	649,325
Gold investments	446	443
VAT credit	8,941	9,468
Income tax recoverable	22,244	35,925
Prepaid expenses	148,288	192,894
Assets recovered from leasing for sale	6,040	2,214
Pension plan assets	1,637	1,875
Accounts and notes receivable	56,624	36,566
Notes receivable through brokerage and simultaneous transactions	60,632	52,798
Other receivable assets	15,082	11,379
Other assets	40,274	46,811
Subtotal	756,497	1,039,698

Total	840,499	1,097,826

(1)	Assets available to be granted under the financial leasing agreements.

(2)	The Assets received in lieu of payment correspond to assets received as payment of debts due from customers. The total of these assets acquired in this way should not at any time exceed 20% of regulatory capital of the Bank. These assets now account for 0.54% (0.38% as of December 31, 2015) of the Bank’s effective equity.

Assets awarded in judicial sale correspond to those acquired in judicial auction as payment of debts previously subscribed with the Bank. The assets awarded through a judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. The Bank is expected to complete the sale within one year from the date on which the asset is received or acquired. When they are not sold within that period of time, the Bank must charge-off those assets.

Additionally, a provision is recorded for the difference between the initial value rewarded plus any additions and the estimated realizable value (appraisal) when the former is greater.

(3)	Guarantee deposits (margin accounts) are associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Financial Statements December 2016 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2016 and 2015, the composition of the line item Time deposits and other liabilities is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	6,144,688	5,875,992
Other deposits and demand accounts	564,966	577,077
Other demand liabilities	829,661	903,052

Total	7,539,315	7,356,121

Time deposits and other time liabilities
Time deposits	13,031,319	12,065,697
Time savings account	116,451	113,562
Other time liabilities	3,939	3,508

Total	13,151,709	12,182,767

Consolidated Financial Statements December 2016 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2016 and 2015 the line item Interbank borrowings is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	7	4
Subtotal	7	4
Loans from domestic financial institutions	365,436	-
Loans from foreign financial institutions
Mizuho Corporate Bank	411,753	260,042
Sumitomo Mitsui Banking Corporation	233,060	169,906
Bank of America	213,200	70,890
Citibank N.A. - New York	183,193	272,572
Wells Fargo Bank N.A. – New York	113,631	106,328
Standard Chartered Bank - New York	99,943	141,738
The Bank of New York Mellon	82,594	52,393
The Bank of Nova Scotia	39,967	60,206
Barclays Bank PLC London	33,279	35,391
HSBC Bank Plc Ny	33,214	-
NTT Docomo Inc.	33,149	35,133
Zurcher Kantonal Bank	20,021	21,257
European Investment Bank	13,980	14,808
Banco Santander – Hong Kong	6,165	5,106
Banque Bruxelles Lambert S.A.	5,797	-
Banque Cantonale Vaudoise	5,714	-
Banco Santander – Brasil S.A.	5,175	7,619
Standard Chartered Bank	1,931	1,464
China Construcción Bank	1,044	585
Hong Kong and Shanghai Banking	889	-
Bank of Tokio Mitsubishi	430	474
Thai Military Bank Public Comp	425	-
Bank of Communications	393	-
Shinhan Bank	354	200
Denizbank A.S.	347	-
Agricultural Bank of China	327	-
Banco Santander – Madrid	322	112
Kookmin Bank	317	-
Bank of China	311	1,174
Banca Monte dei Paschi di Siena	309	123
Unicrédito Italiano - New York	302	863
Keb Hana Bank	301	-
State Bank of India	289	-
Taipei Bank	260	214
ING Bank N.V. - Vienna	228	303
First Union National Bank	226	290
Westpac Banking Corporation	226	-
BNP Paribas S.A.	218	435
Shanghai Pudong Development	205	167
Bank of Montreal	201	-
Bank of Taiwan	183	28
Citibank N.A. Turkiye Merkez S.	158	-
Woori Bank	153	75
Banque Generale Du Luxembourg	138	-
Cassa Di Risparmio Di Parma E	132	-
Oriental Bank Of Commerce	132	-
Kotak Mahindra Bank Limited	129	-
Banco Do Brasil S.A.	120	-
Banco Bradesco S.A.	113	177
Habib Bank Limited	105	37
Caixabank S.A.	93	-
Canara Bank	91	-
Hua Nan Commercial Bank Ltd.	83	130
Development Bank Of Singapore	80	-
Casa Di Risparmo De Padova E.R.	76	85
Hanvit Bank	76	61
HSBC France (formerly Hsbc Ccf)	74	-
Yapi Ve Kredi Bankasi A.S.	73	-
Banco General S A	62	-
Banco De Crédito Del Perú	58	67
Banco Popular Espanol S.A.	56	59
Bank Of East Asia,Limited,The	54	-

Consolidated Financial Statements December 2016 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31
	2016	2015
	MCh$	MCh$
Loans from foreign financial institutions
J.P. Morgan Chase Bank N.A. - New York	49	80
Banco Commerzbank	47	-
Hsbc Bank Canada	47	-
Finans Bank A.S.	46	101
Bangkok Bank Public Company Li	42	-
United Bank Of India	39	-
Banco Bolivariano C.A.	38	-
Banco Bilbao Vizcaya Argentaria	34	144
Hsbc Bank Brasil S.A. - Banco	34	-
Banca Delle Marche Spa	31	-
Banca Popolare Di Vicenza Scpa	31	68
Bancolombia S.A.	31	-
Bayerische Hypo- Und Vereinsba	27	-
Banca Popolare Dell'Emilia Rom	26	-
Metropolitan Bank Limited	26	-
Banco Itau	25	-
Icici Bank Limited	25	-
China Merchants Bank	22	-
Australia And New Zealand Bank	21	-
Banca Lombarda E Piemontese S.	21	-
Hsbc Bank Middle East	21	-
Cassa Di Risparmio In Bologna	20	-
Export-Import Bank Of Thailand	20	-
Chang Hwa Commercial Bank Ltd.	17	28
Fifth Third Bank	15	123
Bank Of China Guangdong Branch	14	-
Hdfc Bank Limited	13	-
Fortis Bank S.A./N.V. Brussels	12	-
Union Bank Of India	10	-
Intesa Sanpaolo Spa	7	-
Deutsche Bank Sociedad Anonima	6	-
Banco Popolare Soc Coop	5	-
Industrial Bank Of Korea	5	-
Banca Commerciale Italiana S.P.	-	280
Banca Nazionale Del Lavoro S.P.	-	30
Banco De Occidente	-	162
Banco De Sabadell S.A.	-	147
Banco Del Pichincha	-	124
Banco Do Brasil S.A. – London	-	496
Banco Espirito Santo S.A.	-	142
Banco Interamericano De Finanzas	-	21
Banco Itau - Paraguay S.A.	-	135
Banco Surinvest S.A.	-	96
Bank Mandiri (Persero)	-	60
Bbva Banco Francés S.A.	-	21
Caixa D'Estalvis i Pensions	-	243
China Guangfa Bank Co. Ltd.	-	103
Citibank El Cairo	-	57
Citic Industrial Bank	-	71
Commerzbank A.G. - Frankfurt	-	175
Corporación Andina De Fomento	-	14,162
Danske Bank	-	113
Deutsche Bank A.G.- New York	-	573
Hang Seng Bank Ltd.	-	26
Kasikorn Bank Public Co. Ltd.	-	79
Kfw Ipex Bank Gmbh	-	-
Korea Exchange Bank	-	83
Nordea Bank Danmark	-	34
Punjab National Bank	-	26
State Bank Of India	-	25
Taiwan Business Bank	-	64
The Toronto Dominion Bank – Toronto	-	21
Turk Ekonomi Bank A.S.	-	29
U.S. Bank	-	37
Wachovia Bank N.A.- Miami	-	26,668
Otros	4,169	2,211

Subtotal	1,550,925	1,307,570
Total	1,916,368	1,307,574

Consolidated Financial Statements December 2016 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 17

INTERBANK BORROWINGS, continued

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Total Line of credit for renegotiation with Central Bank of Chile	7	4

b)	Loans from domestic financial institutions

These obligations’ maturities are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	365,436	-
Due within 1 and 2 year	-	-
Due within 2 and 3 year	-	-
Due within 3 and 4 year	-	-
Due after 5 years	-	-
		-
Total loans from domestic financial institutions	365,436	-

c)	Foreign obligations

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	525,521	868,593
Due within 1 and 2 year	725,315	352,345
Due within 2 and 3 year	186,352	35,390
Due within 3 and 4 year	80,473	35,133
Due after 5 years	33,264	16,109

Total loans from foreign financial institutions	1,550,925	1,307,570

Consolidated Financial Statements December 2016 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2016 and 2015, composition of this item is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	61,490	63,921
Other domestic obligations	175,028	152,247
Foreign obligations	3,498	4,359
Subtotal	240,016	220,527
Issued debt instruments
Mortgage finance bonds	46,251	62,858
Senior bonds	6,416,274	5,041,636
Mortgage bond	104,182	107,582
Subordinated bonds	759,665	745,019
Subtotal	7,326,372	5,957,095

Total	7,566,388	6,177,622

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2016
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	11,236	35,015	46,251
Senior bonds	1,135,713	5,280,561	6,416,274
Mortgage bond	4,318	99,864	104,182
Subordinated bonds	4	759,661	759,665
Issued debt instruments	1,151,271	6,175,101	7,326,372

Other financial liabilities	158,488	81,528	240,016

Total	1,309,759	6,256,629	7,566,388

Consolidated Financial Statements December 2016 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2015
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	5,544	57,314	62,858
Senior bonds	796,012	4,245,624	5,041,636
Mortgage bond	4,063	103,519	107,582
Subordinated bonds	6,583	738,436	745,019
Issued debt instruments	812,202	5,144,893	5,957,095

Other financial liabilities	136,172	84,355	220,527

Total	948,374	5,229,248	6,177,622

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest yield of 5.53% as of December 31, 2016 (5.95% as of December 31, 2015).

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	11,236	5,544
Due after 1 year but within 2 years	8,673	6,237
Due after 2 year but within 3 years	6,928	8,000
Due after 3 year but within 4 years	6,246	5,211
Due after 4 year but within 5 years	5,278	5,005
Due after 5 years	7,890	32,861
Total mortgage finance bonds	46,251	62,858

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2016	2015
	MCh$	MCh$

Santander bonds in UF	3,588,373	2,179,643
Santander bonds in US$	909,354	1,625,150
Santander bonds in CHF	568,549	535,448
Santander bonds in Ch$	1,037,515	475,075
Santander bonds in AUD	60,890	62,066
Current bonds in JPY	179,426	164,254
Santander bonds in EUR	72,167	-
Total senior bonds	6,416,274	5,041,636

Consolidated Financial Statements December 2016 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

In 2016, the Bank issued bonds for UF 62,000,000; CLP 590,000,000,000; JPY 3,000,000,000; USD 215,000,000; EUR 104,000,000; and CHF 125,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series máximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	09-01-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	09-01-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	09-01-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	09-01-2015	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	12-01-2015	7,000,000	12-01-2024
P9	UF	3,000,000	10.5	2.60%	03-01-2015	5,000,000	09-01-2025
T2	UF	5,000,000	4.5	2.25%	02-01-2016	5,000,000	08-01-2020
T5	UF	5,000,000	6.0	2.40%	02-01-2016	5,000,000	02-01-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	09-01-2015	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	06-01-2014	200,000,000,000	06-01-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	10,000,000	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	10,000,000	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	185,000,000	11-28-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	20,000,000	08-19-2024
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	30,000,000	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	125,000,000	05-30-2025
Total	CHF	125,000,000

Consolidated Financial Statements December 2016 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank performed a partial repurchase of the following bond:

Date	Type	Amount

01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	418,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000
11-29-2016	Senior	USD	6,895,000

In 2015, the Bank issued bonds for UF22,000,000; CLP 200,000,000,000; CHF 150,000,000; and JPY 1,200,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Issuance date	Series issued amount	Maturity date
SF Series Series	UF	3,000,000	5 years	3.00% per annum simple	11-01-2014	UF 3,000,000	04-01-2020
SB Series Series	UF	2,000,000	5 years	2.65% per annum simple	07-01-2014	UF 2,000,000	07-01-2019
SG Series Series	UF	3,000,000	12 years	3.30% per annum simple	11-01-2014	UF 3,000,000	11-01-2025
BSTDP6 Series	UF	3,000,000	5 years	2.25% per annum simple	03-01-2015	UF 3,000,000	03-01-2020
BSTDP7 Series	UF	3,000,000	7.5 years	2.40% per annum simple	03-01-2015	UF 3,000,000	09-01-2022
BSTDP8 Series	UF	3,000,000	5.5 years	2.25% per annum simple	03-01-2015	UF 3,000,000	09-01-2020
BSTDP9 Series	UF	2,000,000	6 years	2.60% per annum simple	03-01-2015	UF 5,000,000	09-01-2025
BSTDSA0714 Series	UF	3,000,000	10 years	3.00% per annum simple	07-01-2014	UF 5,000,000	07-01-2024
UF Total	UF	22,000,000
BSTDP2 Series	CLP	100,000,000,000	5 years	5.20% per annum simple	01-01-2015	CLP 100,000,000,000	03-01-2020
BSTDP4 Series	CLP	100,000,000,000	5 years	4.80% per annum simple	03-01-2015	CLP 150,000,000,000	03-01-2020
CLP Total	CLP	200,000,000,000
CHF fixed rate bond	CHF	150,000,000	7 years	0.38% quarterly	05-19-2015	CHF 150,000,000	05-19-2022
CHF Total	CHF	150,000,000
JPY Current Bond	JPY	1,200,000,000	5 years	0.42% biannually	12-17-2015	JPY 1,200,000,000	12-17-2020
JPY Total	JPY	1,200,000,000

During 2015, the Bank performed a partial repurchase of of the following bond:

Date	Type	Amount

12-01-2015	Senior	USD	19,000,000

Consolidated Financial Statements December 2016 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of senior bonds are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	1,135,713	795,012
Due after 1 year but within 2 years	321,509	1,147,138
Due after 2 year but within 3 years	816,919	415,914
Due after 3 year but within 4 years	663,289	682,494
Due after 4 year but within 5 years	754,768	466,700
Due after 5 years	2,724,076	1,533,378
Total senior bonds	6,416,274	5,041,636

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Mortgage bonds in UF	104,182	107,582
Total mortgage bonds	104,182	107,582

i.	Allocation of mortgage bonds

During 2016 and 2015, the Bank has not placed any mortgage bonds.

i.	The maturities of Mortgage bonds are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	4,318	4,063
Due after 1 year but within 2 years	6,932	6,522
Due after 2 year but within 3 years	7,156	6,733
Due after 3 year but within 4 years	7,386	6,951
Due after 4 year but within 5 years	7,626	7,175
Due after 5 years	70,764	76,138
Total Mortgage bonds	104,182	107,582

Consolidated Financial Statements December 2016 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

d)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Subordinated bonds denominated in CLP	4	6
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	759,661	745,013
Total subordinated bonds	759,665	745,019

i.	Allocation of subordinated bonds

During 2016 and 2015, the Bank has not placed any subordinated bonds.

The maturities of subordinated bonds, are as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Due within 1 year	4	6,583
Due after 1 year but within 2 years	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	-	-
Due after 5 years	759,661	738,436
Total subordinated bonds	759,665	745,019

Consolidated Financial Statements December 2016 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of December 31,
	2016	2015
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	33,777	3,497
Due after 2 year but within 3 years	24,863	20,240
Due after 3 year but within 4 years	5,794	16,063
Due after 4 year but within 5 years	1,973	28,227
Due after 5 years	15,121	16,328
Non-current portion subtotal	81,528	84,355

Current portion:
Amounts due to credit card operators	151,620	129,358
Acceptance of letters of credit	2,069	3,176
Other long-term financial obligations, short-term portion	4,799	3,638
Current portion subtotal	158,488	136,172

Total other financial liabilities	240,016	220,527

Consolidated Financial Statements December 2016 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2016 and 2015, the detail of the maturities of financial assets and liabilities is as follows:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 year	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MM$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,608	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivative contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (1)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (2)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	,379,976	824,210	1,242,160	3,388,906
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-		-	-	7,539,315
Cash items in process of being cleared	288,473	-	-	-	288,473	-		-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-		-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivative contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debt instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	460,926	-	-	-	480,926	-	-	-	-	480,926
Total liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(1)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$172 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$459,079 million, Mortgage loans Ch$61,041 million and Consumer loans Ch$300,019 million.

Consolidated Financial Statements December 2016 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 year	More than 5 years	Subtotal More than 1 year	Total
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MM$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,677,076	387,730	-	-	2,067,806	-	-		-	2,064,806
Cash items in process of collection	724,521	-	-	-	724,521	-	-		-	724,521
Trading investments	-	126,248	21,364	264	147,876	15,623	72,112	88,660	176,395	324,271
Investments under resale agreements	-	2,463	-	-	2,463	-	-	-	-	2,463
Financial derivative contracts	-	158,843	213,335	407,854	780,032	798,557	393,309	1,234,028	2,425,894	3,205,926
Interbank loans (1)	9,371	-	1,506	-	10,877	-	-	-	-	10,877
Loans and accounts receivables from customers (2)	664,164	2,401,995	2,178,424	4,027,990	9,272,573	4,746,876	2,751,926	8,518,505	16,017,307	25,289,880
Available for sale investments	-	480,801	72,217	243,241	796,259	48,651	469,004	730,497	1,248,152	2,044,411
Guarantee deposits (margin accounts)	649,325	-	-	-	649,325	-	-		-	649,325
Total assets	3,724,457	3,558,080	2,486,846	4,679,349	14,448,732	5,609,707	3,686,351	10,571,690	19,867,748	34,316,480

Liabilities
Deposits and other demand liabilities	7,356,121	-	-	-	7,356,121	-	-		-	7,356,121
Cash items in process of being cleared	462,157	-	-	-	462,157	-	-		-	462,157
Obligations under repurchase agreements	-	143,689	-	-	143,689	-	-		-	143,689
Time deposits and other time liabilities	114,341	5,707,940	3,210,947	2,853,761	11,886,989	231,272	7,661	56,845	295,778	12,182,767
Financial derivative contracts	-	126,643	190,409	380,158	697,210	679,133	337,598	1,148,665	2,165,396	2,862,606
Interbank borrowings	27,323	7,946	148,509	684,819	868,597	388,626	50,351	-	438,977	1,307,574
Issued debt instruments	1,953	440,500	155,821	213,928	812,202	1,590,546	1,173,536	2,380,811	5,144,893	5,957,095
Other financial liabilities	129,358	3,142	558	3,114	136,172	23,737	44,290	16,328	84,355	220,527
Guarantees received (margin accounts)	819,331	-	-	-	819,331	-	-	-	-	819,331
Total liabilities	8,910,584	6,429,860	3,706,244	4,135,780	23,182,468	2,913,314	1,613,436	3,602,649	8,129,399	31,311,867

(1)	Interbank loans are presented on a gross basis. The amount of allowance is Ch$16 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$445,650 million, Mortgage loans Ch$51,160 million and Consumer loans Ch$257,869 million.

Consolidated Financial Statements December 2016 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 20

PROVISIONS

a)	As of December 31, 2016 and 2015, the composition is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Provisions for personnel salaries and expenses.	72,592	64,861
Provisions for mandatory dividends	141,700	134,663
Provisions for contingent loan risk:
Provisions for available on demand credit lines	13,927	17,321
Other provisions for contingent credit risk	14,973	12,425
Provisions for contingencies	65,404	64,463
Additional loan provisions	-	35,000
Provisions for country risk	386	385
Total	308,982	329,118

b)	Below is the activity regarding provisions during the years ended December 31, 2016 and 2015:

	Provisions
	Personnel salaries and expenses	Contingent loans risk	Contingencies	Additional loan	Mandatory dividends	Country risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	64,861	29,746	64,463	35,000	134,663	385	329,118
Provisions established	80,298	8,294	85,877	-	141,700	319	316,488
Application of provisions	(72,567)	-	(135)	-	(134,663)	-	(207,365)
Provisions released	-	(9,140)	(84,801)	(35,000)	-	(318)	(129,259)
Reclassifications	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	-	-
Balances as of December 31, 2016	72,592	28,900	65,404	-	141,700	386	308,982

Balances as of January 1, 2015	46,759	28,175	70,404	-	165,099	155	310,592
Provisions established	75,491	8,909	147,320	35,000	134,663	373	401,756
Application of provisions	(56,878)	-	(150,681)	-	(165,099)	-	(372,658)
Provisions released	-	(7,338)	(2,580)	-	-	(143)	(10,061)
Reclassifications	(511)	-	-	-	-	-	(511)
Balances as of December 31, 2015	64,861	29,746	64,463	35,000	134,663	385	329,118

c)	Provisions for personnel salaries and expenses:

	As of December 31,
	2016	2015
	MCh$	MCh$

Provision for seniority compensation	10,376	11,550
Provision for stock-based personnel benefits	-	-
Provision for performance bonds	38,510	31,528
Provision for vacations	21,800	21,053
Provision for other personnel benefits	1,906	730
Total	72,592	64,861

Consolidated Financial Statements December 2016 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 20

PROVISIONS, continued

d)	Provision for seniority compensation:

	As of December 31,
	2016	2015
	MCh$	MCh$

Balances as of January 1,	11,550	1,917
Provisions established	16,091	17,523
Payments	(17,265)	(7,364)
Prepayments	-	-
Provisions released	-	-
Other movements	-	(526)
Total	10,376	11,550

e)	Movement of provision for performance bonds:

	As of December 31,
	2016	2015
	MCh$	MCh$

Balances as of January 1,	31,528	24,540
Provisions established	49,229	47,752
Application of provisions	(42,247)	(40,764)
Provisions released	-	-
Total	38,510	31,528

f)	Movement of provision for personnel vacations:

	As of December 31,
	2016	2015
	MCh$	MCh$

Balances as of January 1,	21,053	19,746
Provisions established	12,028	9,542
Application of provisions	(11,281)	(8,249)
Provisions released	-	-
Other movements	-	14
Total	21,800	21,053

Consolidated Financial Statements December 2016 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 21

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Accounts and notes payable	154,159	129,547
Unearned income	509	514
Margin accounts	480,926	819,331
Notes payable through brokerage and simultaneous transactions	27,745	20,764
Other payable obligations	80,100	40,828
Withheld VAT	1,964	1,656
Insurance companies accounts payable	21,644	14,578
Other liabilities	28,738	18,651
Total	795,785	1,045,869

Consolidated Financial Statements December 2016 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2016, the Banks and its subsidiaries have provisions for this item of Ch$1,194 million and Ch$48 million, respectively (Ch$1,803 million and as Ch$118 million of December 31, 2015) which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

Santander Corredores de Bolsa Limitada

As of December 31, 2016, the following legal situations are in process:

i) Case of "Bilbao with Santander Investment S.A. Corredores de Bolsa ", the predecessor to Santander Corredores de Bolsa Limitada (currently Santander Corredores de Bolsa Ltda.), Followed in Santiago 20th Civil Court, File No. 15549-2012 on obligation to render account. On May 6, 2014, the interposed complaint was accepted, which was confirmed in the second instance. The appeal is pending before the Supreme Court by Santander Investment S.A.

ii) Case of "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), Followed in Santiago 21st Civil Court, File No. C-21.366-2014, on Compensation for damages due to failures in the purchase of shares. Amount: $ 59,594,764. As for its current status of processing is pending the case to prove that the court summons the parties to hear judgment.

Santander Corredora de Seguros Limitada

There are lawsuits for UF21.821,58.- corresponding to processes mainly for goods delivered in leasing. Our attorneys have estimated losses of $ 48 million, which is recorded in provisions.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of December 31,
	2016	2015
	MCh$	MCh$

Letters of credit issued	158,800	179,042
Foreign letters of credit confirmed	57,686	70,434
Guarantees	1,752,610	1,684,847
Personal guarantees	125,050	163,955
Subtotal	2,094,146	2,098,278
Available on demand credit lines	7,548,820	6,806,745
Other irrevocable credit commitments	260,266	82,328
Total	9,903,232	8,987,351

Consolidated Financial Statements December 2016 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

Third party operations
Collections	163,303	162,619
Transferred financial assets managed by the bank	42,054	62,120
Assets from third parties managed by the Bank and its affiliates	1,586,405	1,507,359
Subtotals	1,791,762	1,732,098
Custody of securities
Securities held in custody	390,155	321,741
Securities held in custody deposited in other entity	687,610	561,612
Issued securities held in custody	18,768,572	18,246,386
Subtotals	19,846,337	19,129,739
Total	21,638,099	20,861,837

During 2016, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of December 2016, the balance for this was Ch$ 1,586,370 million (Ch$ 1,507,305 million at December 31, 2015).

d)	Guarantees

Banco Santander Chile has comprehensive officer fidelity insurance policy, No. 4356192, with the Chilena Consolidada de Seguros insurance company, for USD 5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2016 to June 30, 2017

Santander Agente de Valores Limitada

In accordance with the provisions of Article No. 30 and onward of Law No. 18,045 on the Securities Market, the Company provided a guarantee in the amount of UF4,000 through Insurance Policy No. 216113821, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2017.

Santander Corredores de Bolsa Limitada

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$22,491 million to cover default risk on transactions entered into instantaneously or within short timeframes.

ii)	In addition, the Company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total Ch$6,010 million and additional guarantees entered at the Electronical Stock Market for Ch$1,008 million as of December 31, 2016.

Santander Corredora de Seguros Limitada

i)	In accordance with the provisions of Circular No. 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and complete compliance with all obligations arising from its operations as an intermediary in the hiring of Insurance.

ii)	The guarantee policy for insurance brokers N°10031521, which covers UF500, and the professional liability policy for insurance brokers N ° 10031528 for an amount equivalent to UF60,000, were contracted with the Compañía de Seguros Generales Consorcio Nacional de Seguros S.A.Both are valid from April 15, 2016 to April 14, 2017.

Consolidated Financial Statements December 2016 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

iii)	The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful compliance with the public bidding rules for the insurance of bad debts and more ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile. The amount amounts to UF5,000 and UF2,500, respectively, both with a maturity date of July 31, 2017. For the same reason, the Company maintains a guarantee ticket in compliance with the public tender of the fire insurance whose amount amounts to UF3,200 with the same financial institution, whose date of expiry is December 2016.

NOTE 23

EQUITY

a)	Capital

As of December 31, 2016 and 2015 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares during 2016 and 2015 was as follows:

	Shares as of December 31,
	2016	2015

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794

As of December 31, 2016 and 2015 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2016 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension funds (AFP)	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Financial Statements December 2016 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 23

EQUITY, continued

As of December 31, 2015 the shareholder composition was as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon (1)	-	32,516,063,671	32,516,063,671	17.25
Banks on behalf of third parties	11,878,070,560	-	11,878,070,560	6.30
Pension fund (AFP) on behalf of third parties	8,887,560,424	-	8,887,560,424	4.72
Stock brokers on behalf of third parties	3,460,285,074	-	3,460,285,074	1.84
Other minority holders	5,111,145,797	-	5,111,145,797	2.71
Total	155,930,063,123	32,516,063,671	188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

(1) As of August 4, 2015, Banco Santander Chile signed a contract which appoints The Bank of New York Mellon as the commercial bank authorized to trade ADRs, replacing J.P.Morgan Chase Bank NA.

b)	Reservas

Durante el año 2016, con motivo de la Junta de Accionistas realizada en abril, se acuerda capitalizar a reservas el 25% de las utilidades del ejercicio 2015, equivalente a $112.219 millones ($220.132 millones en el año 2015).

c)	Dividends

Dividends have been distributed as per the Consolidated Statements of Changes in Equity.

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	472,351	448,878
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.507	2.382

b) Diluted earnings per share
	472,351	448,878
Total attributable to equity holders of the Bank	188,446,126,794	188,446,126,794
Weighted average number of outstanding shares	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.507	2.382

As of December 31, 2016 and 2015 the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2016 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 23

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Available for sale investments	(7,093)	21,684
As of January 1,	2,267	(51,178)
Gain (loss) on the fair value adjustment of available for sale investments, before tax	-	-
Reclassification from other comprehensive income to income for the year	12,201	22,401
Subtotal	14,468	(28,777)
Total	7,375	7,093

Cash flow hedges
As of January 1,	8,626	10,725
Gains (losses) on the re-measurement of cash flow hedges, before tax	(6,261)	(2,105)
Reclassification adjustments on cash flow hedges, before tax	(77)	6
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotal	(6,338)	(2,099)
Total	2,288	8,626

Other comprehensive income, before taxes	9,663	1,533

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(1,770)	1,596
Income tax relating to cash flow hedges	(549)	(1,940)
Total	(2,319)	(344)

Other comprehensive income, net of tax	7,344	1,189
Attributable to:
Equity holders of the Bank	6,640	1,288
Non-controlling interest	704	(99)

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Financial Statements December 2016 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 24

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Financial Statements December 2016 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 24

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2016 and 2015, are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Balance-sheet assets (net of allowances)
Cash and deposits in banks	2,279,389	2,064,806	-	-
Cash in process of collection	495,283	724,521	80,623	80,447
Trading investments	396,987	324,271	24,709	57,796
Investments under resale agreements	6,736	2,463	6,736	493
Financial derivative contracts (*)	1,285,157	1,425,450	943,727	1,158,218
Interbank loans, net	272,635	10,861	80,200	1,505
Loans and accounts receivables from customers, net	26,113,485	24,535,201	22,655,553	21,480,044
Available for sale investments	3,388,906	2,044,411	263,016	222,784
Investments in associates and other companies	23,780	20,309	23,780	20,309
Intangible assets	58,085	51,137	58,085	51,137
Property, plant, and equipment	257,379	240,659	257,379	240,659
Current taxes	-	-	-	-
Deferred taxes	372,699	331,714	37,270	33,171
Other assets	840,499	1,097,826	585,739	603,503
Off-balance-sheet assets
Contingent loans	3,922,023	4,516,319	2,221,018	2,507,530
Total	39,713,043	37,389,948	27,237,835	26,457,596

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2016	2015	2016	2015
	MCh$	MCh$	%	%

Basic capital	2,868,706	2,734,699	7.22	7.31
Effective net equity	3,657,707	3,538,216	13.43	13.37

Consolidated Financial Statements December 2016 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 25

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of December 31, 2016%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	492	116	-	-	-	116
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada (1)	49.41	19,966	1,130	1,054	(251)	803	1,933
Santander Corredora de Seguros Limitada	0.25	164	7	-	-	-	7
Subtotal		20,624	1,253	1,054	(251)	803	2,056

Entities controlled through other considerations:
Bansa Santander S.A.	100	6,533	529	-	-	-	529
Santander Gestión de Recaudación y Cobranzas Limitada	100	2,184	583	-	-	-	583
Multinegocios S.A. (2)	100	-		-	-	-
Servicios Administrativos y Financieros Limitada. (2)	100	-		-	-	-
Multiservicios de Negocios Limitada. (2)	100	-		-	-	-
Subtotal		8,717	1,112	-	-	-	1,112

Total		29,341	2,365	1,054	(251)	803	3,168

(1) Ex Santander S.A. Corredores de Bolsa, See Note1.

(2) As of June 30, 2015, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

Consolidated Financial Statements December 2016 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
As of December 31, 2015%		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	652	98	(4)	1	(3)	95
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.41	21,765	816	(128)	29	(99)	717
Santander Corredora de Seguros Limitada	0.25	156	(5)	-	-	-	(5)
Subtotal		22,575	909	(132)	30	(102)	807

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,004	334	-	-	-	334
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	1,602	564	-	-	-	564
Multinegocios S.A.	100.00		310	-	-	-	310
Servicios Administrativos y Financieros Limitada.	100.00		550	-	-	-	550
Multiservicios de Negocios Limitada.	100.00		596	-	-	-	596
Subtotal		7,606	2,354	-	-	-	2,354

Total		30,181	3,263	(132)	30	(102)	3,161

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidating or conforming accounting policy adjustments:

	As of December 31,
	2016				2015
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	75,000	10,065	62,276	2,659	72,860	10,588	60,765	1,507
Santander Corredores de Bolsa Limitada	86,473	45,724	38,356	2,393	71,118	26,763	42,618	1,737
Santander Agente de Valores Limitada	54,486	3,666	38,851	11,969	131,305	64,049	57,554	9,702
Santander S.A. Sociedad Securitizadora	509	77	512	(80)	566	53	561	(48)
Santander Gestión de Recaudación y Cobranzas Ltda.	8,547	6,363	1,602	582	6,194	4,592	1,038	564
Bansa Santander S.A.	31,301	24,768	6,004	529	31,631	25,627	5,670	334
Total	256,316	90,663	147,601	18,052	313,674	131,672	168,206	13,796

(1) As of June 30, 2016, these entities have stopped rendering sales services for the Bank and therefore they have been excluded from the consolidation perimeter. See Note 1.

Consolidated Financial Statements December 2016 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 26

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest method, regardless of the fair value, as well as the reclassifications as a consequence of hedge accounting,

a)	For the years ended December 31, 2016 and 2015, the income from interest and inflation-indexation adjustments, not including income from hedge accounting, was attributable to the following items:

	For the years ended December 31,
	2016				2015
	Interest	Inflation- indexation adjustments	Prepaid fees	Total	Interest	Inflation- indexation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	1,488	-	-	1,488	1,075	-	-	1,075
Interbank loans	295	-	-	295	375	-	-	375
Commercial loans	742,432	130,904	7,659	880,995	687,464	168,752	8,494	864,710
Mortgage loans	304,116	228,081	7,012	539,209	259,941	286,437	23,191	569,569
Consumer loans	604,152	660	4,318	609,130	586,385	3,418	3,706	593,509
Investment instruments	75,808	2,916	-	78,724	60,004	7,616	-	67,620
Other interest income	11,136	2,445	-	13,581	10,111	5,831	-	15,942

Interest income not including income from hedge accounting	1,739,427	365,006	18,989	2,123,422	1,605,355	472,054	35,391	2,112,800

b) As indicated in section i) of Note 01, suspended interest relates to loans with late payments of 90 days or more, are recorded in off-balance sheet accounts until they are effectively received.

For the years ended December 31, 2016 and 2015, the suspended interest and adjustments income consists of the following:

	For the years ended December 31,
	2016			2015
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	13,060	9,029	22,089	13,999	9,311	23,310
Mortgage loans	4,785	486	5,271	3,831	9,437	13,268
Consumer loans	2,924	6,635	9,559	5,546	678	6,224

Total	20,769	16,150	36,919	23,376	19,426	42,802

Consolidated Financial Statements December 2016 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 26

INTEREST INCOME AND INFLATION-INDEXATION ADJUSTMENTS, continued

c)	For the years ended December 31, 2016 and 2015, the expenses from interest and inflation-indexation adjustments, excluding expense from hedge accounting, is as follows:

	For the years ended December 31,
	2016			2015
	Interest	Inflation- indexation adjustments	Total	Interest	Inflation- indexation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(16,003)	(1,043)	(17,046)	(13,875)	(1,343)	(15,218)
Repurchase agreements	(2,822)	-	(2,822)	(6,893)	-	(6,893)
Time deposits and liabilities	(399,720)	(38,946)	(438,666)	(346,174)	(47,370)	(393,544)
Interbank borrowings	(19,803)	-	(19,803)	(14,998)	(2)	(15,000)
Issued debt instruments	(197,973)	(105,452)	(303,425)	(183,561)	(113,029)	(296,590)
Other financial liabilities	(3,008)	(781)	(3,789)	(3,070)	(1,180)	(4,250)
Other interest expense	(5,211)	(8,874)	(14,085)	(3,456)	(14,776)	(18,232)
Interest expense not including expenses from hedge accounting	(644,540)	(155,096)	(799,636)	(572,027)	(177,700)	(749,727)

d)	For the years ended December 31, 2016 and 2015, the income from interest and inflation-indexation adjustments is as follows:

	For the years ended December 31,
	2016	2015
Items	MCh$	MCh$

Interest income less income from hedge accounting	2,123,422	2,112,800
Interest expense less expense from hedge accounting	(799,636)	(749,727)

Net Interest income less net (expense) income from hedge accounting	1,323,786	1,363,073

Income from hedge accounting (net)	(42,420)	(107,867)

Total net interest income	1,281,366	1,255,206

Consolidated Financial Statements December 2016 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 27

COMMISSIONS

This item includes the amount of all commissions earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	5,754	6,597
Fees and commissions for guarantees and letters of credit	35,911	35,276
Fees and commissions for card services	195,566	175,262
Fees and commissions for management of accounts	31,540	30,291
Fees and commissions for collections and payments	31,376	30,399
Fees and commissions for intermediation and management of securities	9,304	10,000
Insurance brokerage fees	40,882	39,252
Office banking	14,145	15,224
Fees for other services rendered	38,038	35,978
Other fees earned	28,668	24,621
Total	431,184	402,900

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(143,509)	(129,196)
Fees and commissions for securities transactions	(946)	(1,315)
Office banking	(14,671)	(15,320)
Other fees	(17,634)	(19,442)
Total	(176,760)	(155,273)

Net fees and commissions income	254,424	237,627

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Consolidated Financial Statements December 2016 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 28

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

For the years ended December 31, 2016 and 2015, the detail of income from financial operations is as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(395,209)	(503,981)
Trading investments	18,229	21,505
Sale of loans and accounts receivables from customers
Current portfolio	1,469	921
Charged-off portfolio	2,720	(58)
Available for sale investments	14,598	23,655
Repurchase of issued bonds	(8,630)	(14)
Other profit and loss from financial operations	(211)	75
Total	(367,034)	(457,897)

NOTE 29

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the years ended December 31, 2016 and 2015, net foreign exchange income is as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	116,117	(197,875)
Hedging derivatives:	399,875	777,254
Income from inflation-indexed assets in foreign currency	(8,745)	25,421
Loss on inflation-indexed liabilities in foreign currency	145	(1,404)
Total	507,392	603,396

Consolidated Financial Statements December 2016 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 30

PROVISIONS FOR LOAN LOSSES

a)	For the years ended December 31, 2016 and 2015, activity within income for provisions for loan losses is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional loan
For the year ended	Individual	Individual	Group	Group	Group	Individual	Group	provisions	Total
December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	-	(11,222)	(60,750)	(16,928)	(101,658)	-	-	-	(190,558)
Provisions established	(239)	(72,330)	(73,105)	(30,046)	(178,886)	(8,592)	(2,909)	-	(366,107)
Total provisions and charge-offs	(239)	(83,552)	(133,855)	(46,974)	(280,544)	(8,592)	(2,909)	-	(556,665)
Provisions released	83	37,073	14,432	17,634	18,512	6,963	5,384	35,000	135,081
Recovery of loans previously charged-off	-	11,142	16,043	10,041	41,072	-	-	-	78,298
Net charge to income	(156)	(35,337)	(103,380)	(19,299)	(220,960)	(1,629)	2,475	35,000	(343,286)

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Additional loan
For the year ended	Individual	Individual	Group	Group	Group	Individual	Group	provisions	Total
December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	-	(12,955)	(59,055)	(10,957)	(103,555)	-	-	-	(186,522)
Provisions established	(183)	(124,968)	(71,578)	(12,149)	(135,744)	(4,879)	(2,601)	(35,000)	(387,102)
Total provisions and charge-offs	(183)	(137,923)	(130,633)	(23,106)	(239,299)	(4,879)	(2,601)	(35,000)	(573,624)
Provisions released	192	42,472	17,885	7,205	18,126	3,614	2,296	-	91,790
Recovery of loans previously charged-off	-	8,978	17,054	6,543	35,565	-	-	-	68,140
Net charge to income	9	(86,473)	(95,694)	(9,358)	(185,608)	(1,265)	(305)	(35,000)	(413,694)

b)	The detail of Charge-off net of provisions is as follows:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	47,605	104,868	19,459	219,882	391,814
Provision applied	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Charged-off loans, net of provisions	11,222	60,750	16,928	101,658	190,558

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off of loans	50,656	109,894	13,485	217,327	391,362
Provision applied	(37,701)	(50,839)	(2,528)	(113,772)	(204,840)
Charged-off loans, net of provisions	12,955	59,055	10,957	103,555	186,522

Consolidated Financial Statements December 2016 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 31

PERSONNEL SALARIES AND EXPENSES

For the years ended December 31, 2016 and 2015, the composition of personnel salaries and expenses is as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Personnel compensation	249,703	233,707
Bonuses	77,649	78,260
Stock-based benefits	331	66
Senior compensation	26,263	34,012
Pension plans	(150)	431
Training expenses	2,835	3,186
Day care and kindergarten	3,072	2,992
Health funds	5,583	5,228
Other personnel expenses	29,847	29,181
Total	395,133	387,063

Share-based compensation (settled in cash)

In accordance with IFRS 2, equity instruments settled in cash are allocated to executives of the Bank and its Subsidiaries as a form of compensation for their services. The Bank measures the services received and the cash obligation at fair value at the end of each reporting period and on the settlement date, recognizing any change in fair value in the income statement for the period.

For the years ended December 31, 2016 and 2015, share-based compensation amounted to Ch$331 million and Ch$66 million.

Consolidated Financial Statements December 2016 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 32

ADMINISTRATIVE EXPENSES

For the years ended December 31, 2016 and 2015 , the composition of the item is as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

General administrative expenses	138,974	127,826
Maintenance and repair of property, plant and equipment	19,901	20,002
Office lease	28,098	27,472
Equipment lease	280	134
Insurance payments	3,842	3,656
Office supplies	5,747	6,232
IT and communication expenses	37,351	28,420
Lighting, heating, and other utilities	4,863	4,764
Security and valuables transport services	14,793	15,393
Representation and personnel travel expenses	5,440	4,590
Judicial and notarial expenses	952	2,103
Fees for technical reports and auditing	7,631	7,301
Other general administrative expenses	10,076	7,759
Outsourced services	55,757	60,913
Data processing	36,068	39,286
Archive service	4,427	1,047
Valuation service	3,489	2,969
Outsourcing	5,404	7,275
Other	6,369	10,336
Board expenses	1,371	1,465
Marketing expenses	17,844	18,483
Taxes, payroll taxes, and contributions	12,467	11,844
Real estate taxes	1,435	1,813
Patents	1,618	1,589
Other taxes	93	3
Contributions to SBIF	9,321	8,439
Total	226,413	220,531

Consolidated Financial Statements December 2016 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 33

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Depreciation, amortization and impairment charges for the years ended December 31, 2016 and 2015, are detailed below:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(45.025)	(36,195)
Amortization of Intangible assets	(20.334)	(17,419)
Total depreciation and amortization	(65.359)	(53,614)

Impairment
Impairment of property, plant, and equipment	(234)	(21)
Impairment of intangibles	-	-
Total impairment	(234)	(21)
Total	(65.593)	(53,635)

As of December 31, 2016, the costs for Property, plant, and equipment impairment totaled Ch$234 million (Ch$21 million as of December 31, 2015), mainly due to damages to ATMs.

b)	The reconciliation between book value of depreciation and amortization, and balances as of December 31, 2016 and 2015 are as follows:

	Depreciation and amortization
	2016
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(190,781)	(219,295)	(410,076)
Depreciation and amortization charges in the period	(45,025)	(20,334)	(65,359)
Sales and disposals in the period	184	-	184
Other	-	-	-
Balances as of December 31, 2016	(235,622)	(239,629)	(475,251)

	Depreciation and amortization
	2015
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2015	(154,910)	(201,876)	(356,786)
Depreciation and amortization charges in the period	(36,195)	(17,419)	(53,614)
Sales and disposals in the period	324	-	324
Other	-	-	-
Balances as of December 31, 2015	(190,781)	(219,295)	(410,076)

Consolidated Financial Statements December 2016 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is comprised of the following components:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,663	2,455
Recovery of charge-offs and income from assets received in lieu of payment	7,161	5,860
Other income from assets received in lieu of payment	4,711	3,343
Subtotal	13,535	11,658

Recovery of provisions for contingencies	-	617
Subtotal	-	617
Other income
Leases	519	708
Income from sale of property, plant and equipment	2,017	381
Compensation from insurance companies due to damages	1,530	435
Other	698	1,843
Subtotal	4,764	3,367

Total	18,299	15,642

b) Other operating expenses are detailed as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	15,423	9,327
Provision on assets received in lieu of payment	9,246	7,803
Expenses for maintenance of assets received in lieu of payment	2,170	2,397
Subtotal	26,839	19,527

Credit card expenses	3,636	4,624
Customer services	3,734	3,919

Other expenses
Operating charge-offs	6,146	5,359
Life insurance and general product insurance policies	18,393	11,224
Additional tax on expenses paid overseas	142	2,651
Result from sale of property, plant, and equipment	14	-
Provisions for contingencies	5,111	230
Payment of Retail Association	631	1,018
Expense for adopting chip technology on cards	2,136	-
Other	18,416	5,645
Subtotal	50,989	26,127

Total	85,198	54,197

Consolidated Financial Statements December 2016 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 35

TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, including the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or under which corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2016 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and receivables as well as contingent loans that correspond to related entities:

	As of December 31,
	2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	81,687	533	4,595	7,100	77,388	565	5,841	1,963
Mortgage loans	-	-	18,046	-	-	-	20,559	-
Consumer loans	-	-	3,783	-	-	-	2,274	-
Loans and account receivables:	81,687	533	26,424	7,100	77,388	565	28,674	1,963

Allowance for loan losses	(209)	(35)	(87)	(34)	(213)	(190)	(62)	(20)
Net loans	81,478	498	26,337	7,066	77,175	375	28,612	1,943

Guarantees	434,141	-	23,636	5,486	499,803	-	25,493	1,632

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	27,268	-	-	-	29,275	-	-	-
Guarantees	437,101	-	-	-	510,309	-	-	2
Contingent loans	464,369	-	-	-	539,584	-	-	2

Allowance for contingent loans	(5)	-	-	-	(11)	-	-	-

Net contingent loans	464,364	-	-	-	539,573	-	-	2

Loan activity to related parties during 2016 and 2015, is shown below:

	As of December 31,
	2016				2015
	Companies of the Group	Associated companies	Key personnel	Others	Companies of the Group	Associated companies	Key personnel	Others
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1,	616,968	565	28,675	1,966	500,449	9,614	27,087	9,516
Loans granted	122,729	203	8,580	6,808	276,383	7	8,991	4,113
Loans payments	(193,189)	(236)	(10,832)	(1,674)	(159,864)	(9,056)	(7,403)	(11,663)

Total	546,508	532	26,423	7,100	616,968	565	28,675	1,966

Consolidated Financial Statements December 2016 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31,
	2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	187,701	-	-	-	23,578	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	742,851	33,433	-	-	771,774	24,773	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	4,711	67,454	-	-	3,218	19,101	-	-
Liabilities
Deposits and other demand liabilities	6,988	7,141	2,883	630	9,987	8,535	2,454	1,373
Obligations under repurchase agreements	56,167	-	-	-	12,006	-	-	-
Time deposits and other time liabilities	1,545,771	621	2,365	1,984	1,360,572	234	2,728	898
Financial derivative contracts	954,575	54,691	-	-	1,323,996	23,326	-	-
Obligations to banks	6,165	-	-	-	5,106	-	-	-
Issued debts instruments	484,548	-	-	-	398,565	-	-	-
Other financial liabilities	8,970	-	-	-	2,409	-	-	-
Other liabilities	446	44,329	-	-	376	19,541	-	-

c)	Income (expenses) recorded due to transactions with related parties

	As of December 31,
	2016				2015
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation- indexation adjustments	(39,279)	40	1,164	115	(10,986)	-	1,664	116
Income and expenses from fees and services	38,167	45	204	20	35,955	77	208	39
Net income from financial operations and foreign exchange transactions (*)	(343,963)	(48,373)	(88)	2	(321,985)	(16,845)	15	6
Other operating income and expenses	931	(2,239)	-	-	955	(1,027)	-	-
Key personnel compensation and expenses	-	-	(37,328)	-	-	-	(39,323)	-
Administrative and other expenses	(35,554)	(43,115)	-	-	(30,591)	(41,691)	-	-

Total	(379,698)	(93,642)	(36,048)	137	(326,652)	(59,486)	(37,436)	161

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Consolidated Financial Statements December 2016 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

Personnel compensation	17,493	18,605
Board member’s salaries and expenses	1,269	1,374
Bonuses or gratifications	14,404	12,861
Compensation in stock	331	66
Training expenses	161	122
Seniority compensation	2,619	4,154
Health funds	285	314
Other personnel expenses	916	1,396
Pension plans (*)	(150)	431
Total	37,328	39,323

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to use the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2016 and 2015, the composition of the Bank’s key personnel is as follows:

Position	No. of executives
	As of December 31
	2016	2015

Director	13	12
Division manager	17	16
Department manager	76	79
Manager	61	53

Total key personnel	167	160

Consolidated Financial Statements December 2016 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 36

PENSION PLANS

The Bank has an additional benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Plan Assets owned by the Bank at the end of 2016 totaled Ch$6,612 million (Ch$6,945 million in 2015).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method:

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contributions, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

Actuarial hypothesis assumptions:

Actuarial assumptions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Plans post-employment	Plans post- employment
	2016	2015

Mortality chart	RV-2014/CB-2014	RV-2009
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2016 / Banco Santander Chile 122

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 36

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2016	2015
	MCh$	MCh$
Plan assets	6,612	6,945
Commitments for defined-benefit plans
For active personnel	(4,975)	(5,070)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	1,637	1,875

Year’s cash flow for post-employment benefits is as follows:

	For the years ended December 31,
	2016	2015
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,945	6,495
Expected yield of insurance contracts	335	432
Employer contributions	886	18
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(1,554)	-
Fair value of plan assets at year end	6,612	6,945
b) Present value of obligations
Present value of obligations opening balance	(5,070)	(4,639)
Net incorporation of Group companies	-	-
Service cost	150	(431)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	(55)	-
Present value of obligations at year end	(4,975)	(5,070)
Net balance at year end	1,637	1,875

Consolidated Financial Statements December 2016 / Banco Santander Chile 123

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2016	2015

Type of expected yield from the plan’s assets	UF + 2,50% annual	UF + 2,50% annual
Type of yield expected from the reimbursement rights	UF + 2,50% annual	UF + 2,50% annual

Plan associated expenses:

	As of December 31,
	2016	2015
	MCh$	MCh$

Current period service expenses	(150)	431
Interest cost	-	-
Expected yield from plan’s assets	(335)	(432)
Expected yield of insurance contracts linked to the Plan:	-
Extraordinary allocations	-	-
Actuarial (gain)/ losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	(485)	(1)

Consolidated Financial Statements December 2016 / Banco Santander Chile 124

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Except as detailed in the following table, the management consider that the carrying amounts of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2016 and 2015:

	As of December 31,
	2016		2015
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,987	324,271	324,271
Financial derivative contracts	2,500,782	2,500,782	3,205,926	3,205,926
Loans and accounts receivable from customers and interbank loans, net	26,386,120	29,976,931	24,546,062	26,676,836
Available for sale investments	3,388,906	3,388,906	2,044,411	2,044,411
Guarantee deposits (margin accounts)	396,289	396,289	649,325	649,325

Liabilities
Investments under repurchase agreements	22,607,392	22,833,009	20,846,462	21,167,077
Financial derivative contracts	2,292,161	2,292,161	2,862,606	2,862,606
Issued debt instruments and other financial liabilities	7,566,388	8,180,322	6,177,622	6,556,120
Guarantees received (margin accounts)	480,926	480,926	819,331	819,331

The fair value approximates the carrying amount of the following line items due to their short-term nature: cash and deposits in banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Trading investments and available for sale investment instruments

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity of less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Financial Statements December 2016 / Banco Santander Chile 125

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

e)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Financial Statements December 2016 / Banco Santander Chile 126

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description
• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case that there are no valid transactions for a particular mnemonic on the day of the valuation, the reported rate is a "base TIR", based on a reference structure, plus a "model spread" based on the "curves".

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility). Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

Consolidated Financial Statements December 2016 / Banco Santander Chile 127

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description
• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Valuation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge/off rate by liquidity.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2016 and 2015:

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Margin accounts	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Margin accounts	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

	Fair value measurement
	2015	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	324,271	283,236	41,035	-
Available for sale investments	2,044,411	1,287,589	756,056	766
Derivatives	3,205,926	-	3,166,779	39,147
Margin accounts	649,325	649,325	-	-
Total	6,223,933	2,220,150	3,963,870	39,913

Liabilities
Derivatives	2,862,606	-	2,862,606	-
Margin accounts	819,331	819,331	-	-
Total	3,681,937	819,331	2,862,606	-

Consolidated Financial Statements December 2016 / Banco Santander Chile 128

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statement of financial position but for which the fair value is disclosed, as of December 31, 2016 and 2015:

	Fair value measurement
	2016	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	29.976.931	-	29.976.931	-
Total	29.976.931	-	29.976.931	-
Liabilities
Deposits and interbank borrowings	22.833.009	-	22.833.009	-
Issued debt instruments and other financial liabilities	8.180.322	-	8.180.322	-
Total	31.013.331	-	31.013.331	-

	Fair value measurement
	2015	Level 1	Level 2	Level 3
As of December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivable from customers and interbank loans, net	26,676,836	-	26,676,836	-
Total	26,676,836	-	26,676,836	-
Liabilities
Deposits and interbank borrowings	21,167,077	-	21,167,077	-
Issued debt instruments and other financial liabilities	6,556,120	-	6,556,120	-
Total	27,723,197	-	27,723,197	-

There were no transfer between levels 1 and 2 for the year ended December 31, 2016 and 2015.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2016 and 2015:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	39,376	43
Included in other comprehensive income	(108)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2016	79,181	43

Total profits or losses included in comprehensive income for 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2015	39,268	43

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2015	43,665	-

Total realized and unrealized profits (losses)
Included in statement of income	(3,634)	-
Included in other comprehensive income	(118)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2015	39,913	-

Total profits or losses included in comprehensive income for 2015 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2014	(3,752)	-

Consolidated Financial Statements December 2016 / Banco Santander Chile 129

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The realized and unrealized profits (losses) included in comprehensive income for 2016 and 2015, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2016 and 2015 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2016 and 2015:

	As of December 2016
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Position
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Investments under resale agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,386,120	26,386,120
Total	2,244,467	-	2,244,467	26,649,171	28,893,638
Loabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Déposits and interbank borrowings	-	-	-	22,607,392	22,607,392
Total	2,313,392	-	2,313,392	22,798,598	25,111,990

	As of December 2015
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Position
Financial derivative contracts	3,011,322	-	3,011,322	194,604	3,205,926
Obligations under repurchase agreements	2,463	-	2,463	-	2,463
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	24,546,062	24,546,062
Total	3,013,785	-	3,013,785	24,740,666	27,754,451
Loabilities
Financial derivative contracts	2,718,401	-	2,718,401	144,205	2,862,606
Investments under resale agreements	143,689	-	143,689	-	143,689
Déposits and interbank borrowings	-	-	-	20,846,462	20,846,462
Total	2,862,090	-	2,862,090	20,990,667	23,852,757

Consolidated Financial Statements December 2016 / Banco Santander Chile 130

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank, in order to reduce its credit exposure in its financial derivative operations, has entered into bilateral collateral with its counterparties, in which it establishes the terms and conditions under which they operate. In terms collateral (received/delivered) operates when the net of the fair value of the financial instruments held exceed the thresholds defined in the respective contracts.

	As of December 31, 2016		As of December 31, 2015
Financial derivative contracts	Activo	Pasivo	Activo	Pasivo
	MM$	MM$	MM$	MM$

Financial derivative contracts with collateral agreement threshold equal to zero	2,134,917	1,986,345	2,613,217	2,410,696
Financial derivative contracts with non-zero threshold collateral agreement	233,945	238,450	388,677	311,056
Financial derivative contracts without collateral agreement	131,920	67,366	204,032	140,854
Total	2,500,782	2,292,161	3,205,926	2,862,606

Consolidated Financial Statements December 2016 / Banco Santander Chile 131

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operating risk: this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system which incorporates international recommendations and trends, adapted to Chilean regulatory conditions and given it the ability to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board of Directors has established the Risk Integral Committee (“CIR”, the acronym in Spanish), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the CIR in the risk management function, the Board also has three key committees: the Asset and Liability Committee , the Markets Committee (“CDM,” the acronym in Spanish) and the Directors and Audit Committee (“CDA”, the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The CIR is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyze the risks the Bank faces, establishing risk limits and adequate control monitoring risks, and the abiding by of limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

To carry out its duties, the CIR works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources, consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk principles, policies, and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;

Consolidated Financial Statements December 2016 / Banco Santander Chile 132

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
-	carry out the management of structural liquidity, interest rate, and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the aforementioned objectives, the Bank (its management and the ALCO) performs a variety of activities relating to risk management, including the following: calculate exposures to risk from different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. To manage credit risk, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the CIR, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtor groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and even the CIR work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander España participates in the process to approve larger credits; for example, to customers or economic groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Revise and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and revisions are subject to similar processes.

Consolidated Financial Statements December 2016 / Banco Santander Chile 133

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

When preparing a credit request for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), the customer's financial records and/or projections for their economic sector. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and weaknesses, as well as a risk classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, SME), and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to assess the credit risk of the applicant include different variables such as income levels, duration of current job, indebtedness, reports from credit reporting agencies, etc.

-	Provide advice, training, and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectability from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank. The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank holds a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: personal guarantees, documentary letters of credit, performance bonds, and commitments to grant loans.

Personal guarantees represent an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party who is secured by such performance bonds.

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the unused amount of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recognised in the Consolidated Statements of Financial Position, maximium credit risk exposure equals their carrying value. For financial guarantees granted, the maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the financial guaranty was executed.

Consolidated Financial Statements December 2016 / Banco Santander Chile 134

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2016 and 2015, without deduction of collateral security interests or credit improvements received:

		As of December 31,
		2016	2015
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	4	1,709,071	1,432,371
Cash items in process of collection	4	495,283	724,521
Trading investments	5	396,987	324,271
Investments under resale agreements	6	6,736	2,463
Financial derivative contracts	7	2,500,782	3,205,926
Loans and accounts receivable from customers and interbank loans, net	8 and 9	26,386,120	24,546,062
Available for sale investments	10	3,388,906	2,044,411

Off-balance commitments:
Letters of credit issued		158,800	178,461
Foreign letters of credit confirmed		57,686	70,417
Guarantees		1,752,610	1,673,580
Available credit lines		7,548,820	6,789,591
Personal guarantees		125,050	163,395
Other irrevocable credit commitments		260,266	82,161
Total		44,787,117	41,237,630

Consolidated Financial Statements December 2016 / Banco Santander Chile 135

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

The following table shows loan portfolio information as set forth in our internal scoring policy, described in Note 01 o) “Allowance for loans losses” as of December 31, 2016 and 2015:

	As of December 31,
Category	2016				2015
Commercial	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Portfolio	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	244,765	0.90%	86	0.01%	16,636	0.07%	4	0.00%
A2	1,354,546	4.98%	948	0.12%	2,057,156	8.13%	1,496	0.20%
A3	3,214,141	11.82%	4,050	0.49%	3,064,806	12.12%	3,500	0.46%
A4	3,223,789	11.85%	18,121	2.21%	2,833,259	11.20%	18,026	2.39%
A5	1,293,424	4.75%	17,191	2.10%	1,013,907	4.01%	15,792	2.09%
A6	737,443	2.71%	16,044	1.96%	585,327	2.31%	15,399	2.04%
B1	315,621	1.16%	11,826	1.44%	256,507	1.01%	11,191	1.48%
B2	85,343	0.31%	4,683	0.57%	84,497	0.33%	5,822	0.77%
B3	45,804	0.17%	3,119	0.38%	106,128	0.42%	21,043	2.79%
B4	92,141	0.34%	25,792	3.14%	57,805	0.23%	8,036	1.06%
C1	121,893	0.45%	2,438	0.30%	81,767	0.32%	1,635	0.22%
C2	51,034	0.19%	5,103	0.62%	48,569	0.19%	4,857	0.64%
C3	49,901	0.18%	12,475	1.52%	37,663	0.15%	9,416	1.25%
C4	64,118	0.24%	25,647	3.13%	69,952	0.28%	27,981	3.71%
C5	73,462	0.27%	47,750	5.82%	76,157	0.30%	49,503	6.56%
C6	89,857	0.33%	80,871	9.86%	92,682	0.37%	83,414	11.06%
Subtotal	11,057,282	40.65%	276,144	33.67%	10,482,818	41.44%	277,115	36.72%

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,741,858	10.08%	58,453	7.13%	2,483,258	9.81%	50,559	6.70%
Impaired portfolio	341,132	1.25%	124,653	15.19%	371,160	1.47%	117,992	15.63%
Subtotal	3,082,990	11.33%	183,106	22.32%	2,854,418	11.28%	168,551	22.33%
Mortgage
Normal portfolio	8,221,666	30.22%	25,393	3.09%	7,416,703	29.31%	19,133	2.54%
Impaired portfolio	397,688	1.46%	35,649	4.35%	396,147	1.57%	32,027	4.24%
Subtotal	8,619,354	31.68%	61,042	7.44%	7,812,850	30.88%	51,160	6.78%

Consumer
Normal portfolio	4,158,221	15.28%	147,979	18.04%	3,819,361	15.10%	118,006	15.64%
Impaired portfolio	288,584	1.06%	152,040	18.53%	331,310	1.31%	139,863	18.53%
Subtotal	4,446,805	16.34%	300,019	36.57%	4,150,671	16.41%	257,869	34.17%
Total	27,206,431	100.00%	820,311	100.00%	25,300,757	100.00%	754,695	100.00%

As December 31, 2016 and 2015, the Bank does not believe that the credit quality of its other financial assets or liabilities is of sufficient significance to warrant future disclosure.

Consolidated Financial Statements December 2016 / Banco Santander Chile 136

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Regarding the individually evaluated portfolio, the different categories and levels within each category correspond to:

-	Category A or Normal Portfolio. Consists of debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to experience a change in this condition in the short term.

-	Category B or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest according to the agreed terms, showing they have a lesser likelihood of meeting their financial obligations in the short term.

-	Categories C and D or Default Portfolio. Consists of those debtors where the Bank considers the ability of reimbursement remote since they have an impaired or null payment capacity.

Regarding the portfolios evaluated on a group basis, all of the associated operations are evaluated together.

See Note 30 for the detail of the Bank’s impaired loans and the associated allowances. Also, see Note 19 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2016, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 3,121 million or 5.86% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Colombia and Italy, since they are classified above 1 and where the below represents our majority of exposure to categories other than 1. Below we detail as of December 31, 2016, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market) USD MCh$	Deposits USD MCh$	Loans USD MCh$	Financial investments USD MCh$	Total Exposure USD MCh$
Colombia	2	0.82	0.00	0.19	0.00	1.01
Italy	2	0.00	8.77	0.00	0.00	8.77
China	2	0.00	0.00	348.99	0.00	348.99
México	2	0.00	0.09	0.32	0.00	0.41
Panamá	2	0.69	0.00	0.00	0.00	0.69
Perú	2	2.82	0.00	0.00	0.00	2.82
Uruguay	2	0.00	0.00	0.68	0.00	0.68
Other	3	1.32	0.00	0.00	0.00	1.32
Total		5.65	8.86	350.18	0.00	364.69

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.00.

Consolidated Financial Statements December 2016 / Banco Santander Chile 137

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial Investments USD MM	Exposure Exposure USD MM
Banco Santander España (*)	Spain	1	0.00	280.92	-	-	280.92

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

*	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Impairment of other financial instruments

As of December 31, 2016 and 2015, the Bank had no significant impairments of its financial assets other than loans and accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

Procedures for management and valuation of securities are described in the internal policies of risk management. Said policies set the basic principles for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes assessing the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests utilize the prevailing market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, fair value of the participating interest for investment funds, etc. All security interests received must be instrumented properly and registered on the relevant register, as well as have the approval of legal divisions of the Bank.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical databases that keep this internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of December 31, 2016 and 2015.

	As of December 31,
	2016	2015
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	17,560,550	16,849,296
Investments and others	2,326,396	2,287,128
Impaired financial assets:
Properties/ mortgages	186,297	265,052
Investments and others	2,064	4,268
Total	20,075,307	19,405,744

Consolidated Financial Statements December 2016 / Banco Santander Chile 138

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed on a daily basis to requirements for cash funds from various banking activities, such as wires from checking accounts, fixed-term deposit payments, guarantee payments, disbursements on derivatives transactions, etc. As typical in the banking industry, the Bank does not hold cash funds to cover the balance of all the positions, as experience shows that only a minimum level of these funds will be withdrawn, which can be accurately predicted with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure— whenever possible—to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill said payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the SBIF for maturity mismatches.

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital;
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	mismatches of up to 90 days for all currencies, twice the basic capital.

The Bank’s treasury department (“Treasury”) receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future business transactions. Based on this information, Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans, and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month's closing, stress tests are carried out in which a variety of scenarios are used, from normal market conditions to those that contain significant fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodic reports which detail the Bank’s, and its subsidiaries’, liquidity position, including any exceptions and adopted correcting measures, which are also reviewed periodically by the ALCO.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Exposure to liquidity risk

A similar, yet not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the SBIF. The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 times [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

	As of December 31,
	2016	2015
	%	%
30 days	(15)	38
30 days foreign currency	21	-
90 days	(37)	44

Consolidated Financial Statements December 2016 / Banco Santander Chile 139

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Below, is the breakdown by maturity, of the asset and liability balances of the Bank as of December 31, 2016 and 2015, which also includes off-balance sheet commitments:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
As of December 31, 2016	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 19)	3.888.267	4.129.179	2.627.884	5.339.624	5.581.761	3.753.757	11.350.331	36.670.803
Maturity of liabilities (Note 19)	(8.587.847)	(6.828.564)	(4.618.826)	(4.880.777)	(2.072.940)	(1.848.234)	(4.610.589)	(33.447.777)
Net maturity	(4.699.580)	(2.699.385)	(1.990.942)	458.847	3.508.821	1.905.523	6.739.742	3.223.026

Off-balance commitments:
Personal guarantees	-	(9.916)	(11.591)	(39.811)	(63.731)	-	-	(125.049)
Foreign letters of credit confirmed	-	(12.247)	(8.125)	(8.505)	(28.809)	-	-	(57.686)
Letters of credit issued	-	(36.662)	(82.342)	(39.768)	(28)	-	-	(158.800)
Guarantees	-	(79.457)	(175.437)	(739.170)	(592.017)	(151.435)	(15.095)	(1.752.611)
Net maturity, including commitments	(4.699.580)	(2.837.667)	(2.268.437)	(368.407)	2.824.236	1.754.088	6.724.647	1.128.880

	A la vista	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
As of December 31, 2015	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 19)	3.724.457	3.558.080	2.486.846	4.679.349	5.609.707	3.686.351	10.571.690	34.316.480
Maturity of liabilities (Note 19)	(8.910.584)	(6.429.860)	(3.706.244)	(4.135.780)	(2.913.314)	(1.613.436)	(3.602.649)	(31.311.867)
Net maturity	(5.186.127)	(2.871.780)	(1.219.398)	543.569	2.696.393	2.072.915	6.969.041	3.004.613

Off-balance commitments:
Personal guarantees	-	(11.935)	(11.179)	(58.629)	(69.846)	(12.366)	-	(163.955)
Foreign letters of credit confirmed	-	(16.522)	(12.504)	(6.535)	(23.934)	(10.939)	-	(70.434)
Letters of credit issued	-	(39.552)	(100.407)	(37.753)	(1.321)	(9)	-	(179.042)
Guarantees	-	(89.430)	(142.285)	(714.747)	(600.758)	(109.086)	(28.541)	(1.684.847)
Net maturity, including commitments	(5.186.127)	(3.029.219)	(1.485.773)	(274.095)	2.000.534	1.940.515	6.940.500	906.335

The tables above show cash flows without deducting financial assets and liabilities over the estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contractually defined maturities.

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measure market risk based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments, valued at fair value, and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

Consolidated Financial Statements December 2016 / Banco Santander Chile 140

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

The ALCO has the general responsibility for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with trading portfolio include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that is made up of fixed income investments, foreign exchange trading, and a minimum position of investments in equity shares. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. At the closing date, the trading portfolio did not show investments in another portfolio.

For the Bank, the VaR estimate is done through the historical simulation method which consists of observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions at a given time had been present and, based on that information, infer maximum losses with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for a specific probability. All VaR measures are designed to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared with other market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaRs. Only one VaR is calculated for the entire trading portfolio which, in addition, is separated into risk types. The VaR program carries out a historical simulation and calculates a profit (ganancia or “G”) and loss (pérdida or “P”) G&P Statement for 520 data points (days) for each risk factor (fixed income, currency, and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Additionally, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

Consolidated Financial Statements December 2016 / Banco Santander Chile 141

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in 2016 and 2015 did the Bank exceed the VaR limits in connection with the three components which comprise the trading portfolio: fixed-income investments, variable-income investments and foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, discovers that trading losses exceed the estimated VaR approximately one out of hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2016 and 2015, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2016 USDMM	2015 USDMM
Consolidated:
High	3.95	3.61
Low	1.08	0.62
Average	2.25	1.38

Fixed-income investments:
High	2.71	3.13
Low	0.55	0.61
Average	1.33	1.23

Variable-income investments
High	0.03	0.19
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	3.83	3.43
Low	0.61	0.04
Average	1.91	0.64

Consolidated Financial Statements December 2016 / Banco Santander Chile 142

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100 basis points (“bp”) in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57bp in all real rates and 100 bp in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movement in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0. 2ab = 0.

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the volume sensitivity which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Consolidated Financial Statements December 2016 / Banco Santander Chile 143

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 38

RISK MANAGEMENT, continued

Market risk – Financial management portfolio – December 31, 2016 and 2015

	2016		2015
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	48,000	175,000	32,500	150,000
High	30,853	146,208	29,721	103,091
Low	21,978	108,249	13,882	72,104
Average	26,119	120,159	22,695	88,394
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	30	75	30	70
High	14	35	9	15
Low	6	13	-	5
Average	10	26	2	12
Financial management portfolio – consolidated (in MCh$)
Loss limit	48,000	175,000	34,500	150,000
High	31,764	145,566	29,232	102,002
Low	23,088	107,959	14,129	70,741
Average	27,390	119,632	22,390	87,095

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology, and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management has the main responsibility to develop and apply controls to mitigate operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions
-	Compliance with the applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
-	Requirements for disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development
-	Adoption of ethical business standards
-	Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Risk Concentration

The Bank operates mainly in Chile, thus most of its financial instruments are concentrated in that country. See Note 9 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

Consolidated Financial Statements December 2016 / Banco Santander Chile 144

Banco Santander Chile and Subsidiaries
Notes to the Consolidated Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 39

SUBSEQUENT EVENTS

On January 4, 2017, the Bank placed a Senior Bond placement corresponding to its "T-9" line for an amount of 5,000,000 UF.

On January 5, 2017, the Bank made an assignment of credits punished to Private Investment Funds Portfolio Thirteen. The total number of loans granted amounted to 244 credits, representing eighty-two clients, totaling $ 3,886,015,860 pesos, as the sum of the unpaid balance of the capital of each loan. The price of the assignment was $ 777,203,172 pesos, which generated an effect in result for this same amount.

At the Extraordinary Shareholders' Meeting held on January 9, 2017, the following matters were approved in relation to the modification of corporate name, reduction of directors, updating of established capital stock, deletion of transitional clauses, adoption of agreements modification Statutes, and empowerment:

i.	Modify the name or corporate name of the Bank, only in the sense of eliminating the possibility of using the names Banco Santander Santiago or Santander Santiago;
ii.	Decrease the number of directors from 11 to 9 members, with the two alternate directors remaining; And consequently modify other related statutory clauses; And incorporate into the Bylaws a Transitory Provision, without being an integral part thereof, in the sense that the current directors-in-office continue in their positions up to the date of the next Ordinary Shareholders' Meeting;
iii.	Update the capital stock to the amount of $ 891,302,881,691, which includes the sum of $ 215,394,964,605, corresponding to the revaluation of the bank's equity capital, accumulated from January 1, 2002 to December 31 of the year 2008, the latter date from which the Generally Accepted Accounting Principles, which were replaced by the new Compendium of Accounting Standards established by the Superintendency of Banks and Financial Institutions in 2009, ceased to apply to the accounting of the bank, whose principles And standards, as of that year, do not establish capital adjustments due to inflation; And to agree on the elimination of the Second Transitory Article of the Bylaws, which relates to the formation of social capital, which has produced all its effects and is not necessary to be maintained in the bylaws. The number of shares in which the share capital is divided does not suffer alteration.
iv.	Suppress the First Transitory Clause of the Bylaws, which relates to the effects of the merger by absorption of the former Banco Santander with Banco Santiago, now Banco Santander - Chile;
v.	Modify other aspects of the By-Laws in order to bring them into line with current legal regulations, including the deletion of "General" or "General" Articles in various Articles, as they are now simply Ordinary or Extraordinary Shareholder Meetings; Modify the statutory provision on loss, theft, theft or destruction of stock certificates; To amend Article Twenty-Four concerning the operation of the Board of Directors and to amend the final paragraph of Article Forty-sixth, concerning the quorum to adopt agreements for the non-distribution of dividends at shareholders' meetings, adapting it to article 79 of Law No. 18.0456, which Is fully applicable to banks.
vi.	Considering the amendments to the previous paragraphs, an updated consolidated text of the Bank's Articles of Association was approved.
vii.	Provision of powers that are necessary to comply and carry out the agreements that were adopted at that meeting.

On January 13, 2017, the Bank placed a Senior Bond placement corresponding to its "T-13" line for an amount of 5,000,000 UF.

Between January 1, 2017 and the date on which these Consolidated Financial Statements were issued (February 23, 2017), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Financial Statements December 2016 / Banco Santander Chile 145